Lufthansa

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2004 NOV 29 P 1:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Deutsche Lufthansa Aktiengesellschaft
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Deutsche Lufthansa AG
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The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

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Investor Relations

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DEC 29 2004
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Events Conference

Press- and Analysts' Conferences 11/11/2004



Lufthansa is disclosing its results for the first three quarters of 2004 at a press conference and an analysts' conference.

Press and Analysts' Conference, Frankfurt
Publication of Interim Report
January - September 2004
on 11 November 2004



Key Figures of the Lufthansa Group January - September 2004

	Q1-Q3 2004 (Euro)	Change vs. Q1-Q3 2003
Revenue	12,723 m	7.7 %
Operating Result	251 m	
Net profit for the period	164 m	
Capex	1,292 m	+ 80.2 %
Cashflow	1,415 m	+ 30.1 %
		Change vs. Dec 31, 2003
Net indebtedness	791 m	+ 1,382 m
Gearing (incl. Pensions)	99.4%	- 86.0 % P
Equity ratio	19.9%	+ 4.0 % P

Here you will find all information and background information published at that event.

Press Releases November 11, 2004:

▷ **Mayrhuber: "Ensuring Lufthansa's viability for the next generation"**

3. Interim Report January - September 2004

► PDF File (278 kB)

Overview

▷ **Statement Dipl.-Ing. Wolfgang Mayrhuber** (PDF-File, 111 kB)
Chairman of the Executive Board and CEO Deutsche Lufthansa AG
Charts (PDF-File: 2.4 MB)

▷ **Statement Dr. Karl-Ludwig Kley** (PDF-Format, 1,183 kB)
Chief Financial Officer Deutsche Lufthansa AG

▷ **Charts: January - September 2004** (PDF-Format, 162 kB)

▷ **Background information** (PDF-Format, 45 kB)

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Lufthansa | A STAR ALLIANCE MEMBER

Lufthansa Aviation Group · Passenger Business · Logistics · MRO · Catering · Leisure Travel · IT Services

Group Report
January – September 2004

Speech by
Wolfgang Mayrhuber
Chairman of the Executive Board and CEO
Deutsche Lufthansa AG

Frankfurt, November 11, 2004

- To be checked against delivery -

Press Conference on Third-Quarter Results 2004
Speech by Chairman of the Executive Board and CEO
Deutsche Lufthansa AG
Wolfgang Mayrhuber
Frankfurt, 11 November 2004

- Check against delivery -

Good Morning, Ladies and Gentlemen,

Welcome to our press (analysts') conference on our third-quarter results.

Today Dr.Kley and I are here to brief you on the Group's performance.

To tell you

- What our results are;
- What lies behind them;
- What our profit forecast is and
- What our answers are to the present market situation.

You'll naturally be eager for even more details. We'll gladly discuss them all with you after my address and the results in greater depth from Dr. Kley.

((CHART 1))

Lufthansa returned an operating profit of 218 million euros in the third quarter.

In the nine-month term from January to September 2004, the Group posted an operating result of 251 million euros.

That's 405 million euros more than the previous year's level.

For the full year, we are sticking to our forecasted operating profit of around 300 million euros.

((CHART 2))

Gross capital expenditure in the first nine months totalled 1.3 billion euros. Almost a billion of that went on aircraft or down payments for future deliveries.

Operating cash flow rose year-on-year by 30 per cent to 1.4 billion euros.

We are quite satisfied with those figures. But figures alone do not tell the full story. Amid the crisis in 2003, we had to move swiftly to reduce capacities and operate from a slimmer base. From that base, we have increased our capacity again substantially this year - in fact, by 14.3 per cent. We have sold all that increase in the market. Demand rose by more than 16 per cent, lifting the seat load factor to 74.3 per cent.

((CHART 3 – neutral))

The world economy has grown and we have grown with it. We have utilised our market opportunities carefully in face of the dramatic rise in the price of crude oil. Moreover, the German economy is still

lagging behind developments in the leading industrial nations: structural reforms have still not got off the ground; the Germans are plagued by uncertainty arising from the situation on the labour market and pensions. Consumers are in a reluctant mood.

On the upside, it should be noted that

- Our financial base is entirely sound,
- Our response to customer needs has developed extremely well,
- Our quality standards have further improved,
- Product innovations have been well received by customers and are constantly being enhanced,
- And we are immensely adaptable: we react quickly to crises and act when market opportunities appear.

We are still working

- on reducing costs – both internal and external;
- on our portfolio: where our maxim is "less is more";
- On our strategic alignment – with the focus on core business.

It's because we see today's problems as tomorrow's opportunities that Lufthansa is becoming increasingly attractive to customers, shareholders and the staff.

((CHART 4))

What lies ahead?

In the passenger business, we are anticipating a good, a positive operating result. We are tackling rising cost pressures from rocketing crude oil prices, technically and operationally. We have hedging tools in place to reduce the expense of future requirements and to cushion acute pressures, we have introduced a fuel surcharge.

For Lufthansa Cargo, we are also expecting a positive result, despite the strength of the euro and fierce competition.

Lufthansa Technik. and IT Services are performing well. In that market as well, we are anticipating positive operating results.

Our problem offshoots remain the leisure travel business and catering.

Thomas Cook is meantime making headway. Condor, the holiday airline, is recording passenger growth well above plan. The new team is on course and hitting its targets on the road to full recovery.

The catering business is the Group's biggest headache. Restructuring is underway, facilities are being shut down. Cost-cutting is beginning to bite even if its full effect on results will only become evident in the future.

Ladies and Gentlemen, the LSG problem will be solved. We've strengthened its senior management with two experienced Lufthansa executives to ensure that the company's recovery is successfully accomplished.

(CHART 5))

We are also active in our healthy business segments: We are analysing, identifying and taking action. To raise profitability, we began implementing our "Action Plan" earlier this year with no ifs-and-buts. The aim of saving 1.2 billion euros by 2006 is ambitious but we will make it: We have already saved 354 million of the savings of 430 million euros planned for 2004.

From internal suppliers, we've already saved 112 million euros and 99 million euros from external providers - which is more than planned.

Much of the credit for those savings must go to our introduction of a net pricing model, eliminating agency commissions. We came up against fierce opposition in the industry. That model is now working and will ultimately be beneficial to the industry. Our costs were also reduced by the cuts in fees for German air traffic control. That ought to trigger similar moves by some other European ATC institutions.

We have cut 90 million euros in costs from the production framework. Another 30 million euros is still outstanding but we've already pinpointed where those cuts can be achieved.

On the personnel and processes front, we have not yet achieved our objective; the emphasis is on "not yet". Up to now, we have cut these costs by 53 million euros.

But we need to save a further 52 million euros – that's half the targeted total, and that cannot be realised this year. Negotiations with the unions to trim labour costs are tough and require stamina. That's something we have.

Ladies and Gentlemen, we are talking and bargaining on a wide range of issues in a setting in which not everyone appreciates the need for sustainable change (OPEL). I am confident, though – logic always wins the day and we have made progress.

Where have we been successful?

- in the revised collective labour agreement at CityLine
- the working-time corridors at LSG
- the exclusion of salary upgrades at LSG
- the steps we are taking at the call center in Kassel, and
- in achieving valuable contributions from our works counsils

All that is encouraging and an indication that we are moving on. In the workforce, the will to accept change is evident in the Group.

For me, there are two possible solutions for safeguarding jobs:

1. For those on the payroll: More work for the same pay
2. For new employees: recruitment at "market prices".

Within that framework, there is wide scope for both sides.

In any case, I will insist that in the end all areas make a full contribution to our Action Plan. It is imperative for securing jobs at

the company, for creating perspectives and staying competitive in all our business segments. We can only invest where we make money. Today's investments are tomorrow's jobs. For me, the alternatives are a poor second. My own preference is perfectly clear: I want to ensure continued success with the existing team and give young people the chance of finding a future in this fascinating company.

We still have to convince our negotiating partners that it's better to tackle problems in good time. You have to get the roof covered while the sun shines. Our latest figures must not hide the fact that we need better operating results if we are to remain viable in the future. We want to place the Group on solid foundations for the next generation.

We must expand our margins, we must equip ourselves to handle the volatile nature of our industry and not lose sight of the future.

Ladies and Gentlemen,

((CHART 6))

The focus of our corporate strategy is firmly on profitable growth and ongoing development of Lufthansa's passenger business.

Given that, changes are conceivable in our other business areas.

In any changes to the portfolio, we will consider two dimensions:

- The individual business segment strategies
- and the relevance of individual segments to our passenger business.

We will in future focus even more sharply on our core competences.

With its "suction effect", the passenger business is the optimum core activity. Growth in the passenger business will also fuel growth in the Group as a whole.

We are aiming for

- Profitability before growth: We want to grow but not at any price.
- for structural but not synchronised corporate growth
- Growth at the core before growth on the periphery
- organic growth before growth through acquisitions ...

... except when acquisitions gain us entry into new markets, generate cost advantages or product benefits in the shape of new technologies, for example.

Passenger traffic is our core business around which all other businesses revolve.

To improve its competitiveness, passenger business must open up new sources of growth. It must continue to provide a full-range of services in a network with partners.

That means, we must ...

- steadily pursue cost and yield management
- raise cash productivity
- develop new markets
- be alliance-capable to spur further growth
- find new partners and win their loyalty

Let me stay for a moment on that final point:

((CHART 7))

Our alliance policy is part of our growth strategy and it is highly successful: Lufthansa's passenger business is growing with partners. Last year, we carried an additional 2.4 million passengers. And again this year, we have entered into new partnerships and concluded cooperation agreements, with South African Airways, TAP Air Portugal or Air India.

Meantime, the Star Alliance has adopted a regional partner concept. Finland's Blue1 airline became the first regional carrier to join the alliance last week, others will follow soon.

With Air China, we and five other Star Alliance partners have reached a successful codesharing agreement. Additionally, outside the Star Alliance, we are engaged in successful partnerships and joint ventures in other business areas: The Ameco – Beijing MRO Joint Venture between Lufthansa Technik and Air China was recently extended for a further 25-year term. Only last month, Lufthansa Cargo in partnership with China's Shenzhen Airlines set up a new cargo carrier named "Jade Cargo International" in the

People's Republic. Both ventures are pioneering moves which will support our expansion in Asia.

Ladies and Gentlemen,

Our business success as a global network carrier depends on the efficiency and capability of our airport hubs. It is here that we are taking steps.

((CHART 8))

The new hub organisation, which we put in place on 1 October, is setting standards, and enabling us to expand our competitive advantage.

Our activities centre round customer benefits: Our aim is to provide the best service quality at competitive cost.

Journeys by air begin on the ground. That means: It is there that we must first improve service and quality, and accelerate our processes. We are doing precisely that, successfully: Frankfurt and Munich are the most punctual hubs in Europe – and also among the most expensive.

Frankfurt and Munich are important to our multi-hubbing strategy. We want to expand at both hubs. Almost unnoticed, we have developed Munich into an outstanding hub. More European services now operate out of Munich than out of Frankfurt. Long-haul services out of Munich doubled last year.

((CHART 9))

Our own ability to compete is important but even more decisive is the competitiveness of the system as a whole.

To improve operating conditions for Lufthansa in Germany, we joined forces last year with government representatives, airport and ATC operators in launching the "Air Traffic for Germany" initiative. Competition between systems (hub, airline, airport operator, air traffic control and other partners) will in future assume the same importance as competition between airlines and airline alliances.

The most important, initial outcome of our initiative was that all parties in the industry plus the government have recognised the need to reduce cost. We are in the same boat. Since we have started, we have made progress:

- We have drafted an industry policy paper calling for the abolition of subsidies (a Code of Conduct).
- We have jointly introduced measures to speed up ground processes.
- We have adopted a masterplan for infrastructure improvement.

Ladies and Gentlemen,

At the Air Traffic Congress in Berlin, we heard the government's clear commitment to air traffic and its enormous importance for the German economy. That commitment must be backed up by government action. Take just one example:

Airlines in Europe are having to fund the sharp rise in security costs since 9/11 on their own; in the USA, the government pays. Our government too should pay a share in the interest of fair competition. It is not fair that increased security should increase the burden on us, our staff and our customers. We are responsible for flight safety. But security is the responsibility of the state – we gladly pay taxes for it – but not additional charges.

((CHART 10))

Ladies and Gentlemen.

Our industry will continue to change. But Lufthansa is well-equipped for that challenge. We will further enhance our competence in the aviation business and remain a key player in the industry

- by staying dynamic, with a sound financial base,
- by establishing the best-possible position, worldwide – and, above all, in growth markets,
- by commanding the most attractive and efficient hubs,
- by having the strongest alliance partners, and
- by offering the most innovative products on the ground and in the air.

((CHART 11))

Quality, innovative products, safety and reliability, a wide choice of services – from no-frills to the highly exclusive – that is our response to changing customer requirements.

((CHART 12))

Our new premium product is setting industry standards in customer care

- with our two new First-Class lounges in Frankfurt
- our own First-Class-Terminal with direct transfers to passengers' flights, come 1 December
- the introduction of a Lufthansa top-customer programme.

((CHART 13))

Ladies and Gentlemen,

Lufthansa is a great company. We are not just developing – we are changing as well. We are converting the company - applying the brakes in some areas, while accelerating in others. We are on the right course. I am backed by a committed management team. We resort to tough measures where they are needed. Our staff are professionals, they know their industry. They are standing up to competition.

We derive our strength from

- our product quality
- inventive skills
- our global partners
- our technical know-how
- our dependability and service focus.

Those are all elements in the successful Lufthansa brand.

We are ambitious for much more – stay with us, we merit your confidence. ☺)))

Group Report

January – September 2004

Speech and presentation by
Dr. Karl-Ludwig Kley
Chief Financial Officer
Deutsche Lufthansa AG

Frankfurt, November 11, 2004

- To be checked against delivery -


Lufthansa

Lufthansa

Group Results
January - September 2004

Dr Karl-Ludwig Kley
Member of the Board and CFO
Deutsche Lufthansa AG

Frankfurt, November 11th, 2004

Ladies and gentlemen,

The world economy continued to recover noticeably in the course of the year. The air traffic industry accordingly registered relatively high growth rates. This also had a positive impact on our course of business, especially in long haul traffic.

In the first nine months of the year we succeeded in placing our double-digit capacity increases in the marketplace and even managed to further step up our load factors. At the same time we were able to limit the decline in yields on balance to currency-related losses. So the revenue side is quite pleasing.

But the oil price, which spiralled continuously to new record highs, was an increasing burden on our profitability.

We were nonetheless able to lift the operating result appreciably, by 405 million euro to 251 million euro.

The net profit for the first nine months improved by 573 million euro compared with the same period last year to 164 million euro.

Key figures of the Lufthansa Group

	Q1-Q3 2004	Change vs. Q1-Q3 2003
▫ **Revenue**	**12,723 m €**	**+ 7.7 %**
▫ **Operating result**	**251 m €**	
▫ **Net profit for the period**	**164 m €**	
▫ **Capex**	**1,292 m €**	**+ 80.2 %**
▫ **Cash flow**	**1,415 m €**	**+ 30,1 %**
		Change vs. Dec 31, 2003
▫ **Net indebtedness**	**- 791 m €**	**+ 1,382 m €**
▫ **Gearing** (incl. Pensions)	**99.4 %**	**- 86.0 %P**
▫ **Equity ratio**	**19.9 %**	**+ 4.0 %P**

Revenue was raised by 7.7 per cent to 12.7 billion euro. Within this total, traffic revenue increased by 13 per cent to 9.7 billion euro.

The operating profit comes to 251 million euro; after the first three quarters of last year we had shown an operating loss.

This turnaround is also reflected in the net profit of 164 million euro.

Our capital expenditure amounted to 1.3 billion euro, of which nearly 1 billion euro was invested in purchases of and advance payments on aircraft.

The operating cash flow jumped by 30.1 per cent to 1.4 billion euro. This means that it was once again possible to fully fund capital spending from the cash flow.

The Group's net debt position improved further compared with 31 December 2003. In fact, we now have net assets of around 800 million euro.

Our gearing now includes pension provisions. It fell by 86 percentage points compared with 31 December to 99.4 per cent.

We are likewise satisfied with our equity ratio of almost 20 per cent.

Group revenues by business segments
Q1-Q3 2004 vs. Q1-Q3 2003


IT Services (1.3%)
172 m€
(+ 7.5%)
Catering (11.3%)
1,436 m€
(- 12.9%)
Lufthansa Passenger
Business (63.7%)
8,109 m€
(+ 13.4%)
MRO (9.7%)
1,230 m€
(+ 3.3%)
Passenger
Business
Logistics (14.0%)
1,776 m€
(+ 12.2%)

All of the individual business segments except for Catering generated higher revenue than in the corresponding period of 2003.

In Passenger Business the year-on-year rise in revenue was more or less in line with the increase in capacity supply. This reflects Lufthansa's network and marketing strength.

Logistics, too, boosted its revenue. A significant part of the extra turnover is coming from the new companies such as cargo counts and Cargo Charter Agency, which market capacities on other airlines.

MRO's newly consolidated foreign companies pushed up the revenue total. But the strong euro dragged down what was otherwise a better course of business.

The revenue generated by Catering fell by 12.9 per cent. Two thirds of this decrease was due to changes in the group of consolidated companies, notably following the sale of Chef Solutions in the USA. One third of the decline comes from the currency translation of the dollar-denominated turnover in the USA.

IT Services managed to lift its revenue by 7.5 per cent to 172 million euro on account of new clients.

Traffic figures

Q1-Q3 2004 vs. Q1-Q3 2003

Passengers	**+ 12.7%**
Passenger load-factor	**+ 1.2%P**
Yield per RPK	**- 2.0%**
Cargo / mail (in tonnes)	**+ 11.0%**
Cargo load-factor	**+ 2.1%P**
Yield per FTKT	**- 7.3%**

You already know the traffic numbers. I will talk about the yield trend of the Passenger Business segment in greater detail later.

The yield trend of Lufthansa Cargo is improving somewhat at the moment. The fall in yields over the first nine months, adjusted for currency effects, came to 2.5 per cent, but in the third quarter amounted to just 1 per cent.


Parameters of Group revenue development
Q1-Q3 2004 vs. Q1-Q3 2003
in m€
11,817
Revenue
Q1-Q3 2003
- 23
Consolidation
effects
+1,384
Volume
- 442
Currency
-13
Price
12,723
Revenue
Q1-Q3 2004
5

The revenue trend shows a clear picture:

The increases in volume determine the growth pace. But they were partly countered by the strong euro.

Prices and consolidation effects likewise had a negative impact.

Consolidation effects had with 66 million euro from the new Cargo companies and 56 million euro from the newly consolidated MRO companies positive effects.

Negative influences came with minus 107 million euro from the changes in the Catering segment – which was mainly due to the sale of Chef Solutions – and with minus 30 million euro from the sale of START Amadeus in 2003.

Passenger traffic revenues and yields

Q1-Q3 2004 vs. Q1-Q3 2003

by traffic region (in per cent)



Traffic revenues
Yields
25
20
15
10
5
0
-5
-10
+ 12.0 / + 0.9
+ 11.2 / - 2.4
+ 24.3 / - 1.7
+ 10.3 / - 4.4
+ 13.9 / - 2.0
Europe
Americas
Asia/Pacific
Middle East/Africa
Total

6

The increase in traffic revenue by 13.9 per cent was accompanied by a drop in yields of 2 per cent. Adjusted for currency effects, however, yields would have increased by 0.5 per cent.

All traffic areas continued to record double-digit growth rates in traffic revenue.

In Europe traffic revenue was lifted by 12 per cent and yields by 0.9 per cent. Adjusted for currency effects, they rose by as much as 2.4 per cent.

In America we achieved a rise in traffic revenue of 11.2 per cent. This positive development was partly offset by negative currency effects which influenced the yield by minus 5.5 per cent and consequently pushed it down to minus 2.4 per cent.

The traffic area Asia/Pacific was boosted by the rebound following the SARS-related collapse in demand last year. Traffic revenue climbed by 24.3 per cent, while the yield was 1.7 per cent lower than in the first nine months of 2003. But after adjustment for currency effects, it was virtually same level as last year at minus 0.1 per cent.

Traffic revenue generated in Middle East/Africa was up by 10.3 per cent on the year and the yield down by 4.4 per cent.

Yield development Passenger Business
Q4 2003 – Q3 2004


Change in per cent
15
10
5
0
-5
-10
-15
3.8
6.9
2.0
-4.8
8.3
1.2
-2.8
-4.2
12.1
1.6
-2.4
-4.7
6.9
-0.2
-2.9
-9.2
6.0
2.4
-2.6
-5.1
4Q 2003
1Q 2004
2Q 2004
3Q 2004
Europe
Americas
Asia/Pacific
Middle East/Africa
Total

7 Lufthansa Aviation Group

The breakdown by quarter, however, shows that the yields weakened during the summer months compared with last year.

It should be noted in this context that strong growth in long haul traffic, especially on very long routes, has an impact on the network structure and hence also on the calculation of the yields.

Owing to the relative proportion of seats in the various classes on board the deployed aircraft, a larger percentage of the extra capacity on offer was located in the Economy Class than in the First and Business Class. The share of premium traffic consequently declined over the period to 16 per cent. However, the number of premium passengers increased from 5.1 million in the first three quarters of last year to 5.5 million in the first nine months of this year. Above all the number of premium passengers in long haul traffic went up.

Development of expenses
Q1-Q3 2004 vs. Q1-Q3 2003

	in m€
Cost of materials	6,068
Staff costs	3,525
Depreciation + amortisation	800
Other operating expenses	2,702
Total	13,095


Change in per cent
+ 13.2
+ 13.2
+ 2.1
+ 2.2
- 21.9
- 21.8
- 11.8
- 12.4
+ 1.4
+ 1.4
-30
-20
-10
0
10
20
30
Group as 2003
Group 2004

Operating expenses went up by moderate 1.4 per cent. Consolidation effects made no appreciable contribution to this.

One cost driver was the cost of materials, which expanded by 13.2 per cent to 6.1 billion euro.

This was caused primarily by the 30 per cent leap in fuel costs to 1.3 billion euro. Consumption increased by 15 per cent and the price by 24 per cent. The weak dollar relieved fuel outlay to the extent of 9 per cent. Without our successful hedging measures the fuel bill would have been 159 million euro higher.

Fees and charges grew by 11.6 per cent, which was less than the expansion of capacity.

Chartering expenses surged by 45.7 per cent to 542 million euro and the cost of operating leases went up by 18.8 per cent to 57 million euro. This mainly reflects the effects ensuing from including Lufthansa Regional in the income statement.

Staff costs edged up by 2.2 per cent. Although, compared with last year, there were collective pay rises in October 2003 and in May 2004 and last year's staff cost figures were held down by short-time working, our restrictive recruitment policy and the first measures that we have implemented to make labour more flexible are beginning to bear fruit.

Depreciation and amortisation expense decreased by 21.8 per cent to 800 million euro. In the first three quarters of 2003 this item had contained extraordinary goodwill write-downs on LSG USA in the amount of 150 million euro.

Operating results per segment
Q1-Q3 2004 vs. Q1-Q3 2003


in m€
Passenger Business
Logistics
MRO
Catering
IT Services
237
- 130
5
- 7
158
111
- 114
- 152
35
27
-200 -150 -100 -50 0 50 100 150 200 250 300
Q1-Q3 2004
Q1-Q3 2003

Passenger Business improved its operating result substantially by 367 million euro to 237 million euro. If the recovery in demand is maintained in the fourth quarter, the Passenger Business segment expects to further improve the operating result for the full year.

Cargo's operating result comes to 5 million euro, 12 million euro more than last year. Despite a strongly adverse operational setting, Cargo is confident that, thanks to its rigorous cost management strategy, it will post a positive operating result for the whole of 2004, too.

Lufthansa Technik lifted its operating result by 47 million euro to 158 million euro. The result for the whole of 2004 will exceed last year's figure.

Following initial successful restructuring measures, the LSG Sky Chefs group was able to improve its operating result by 38 million euro to minus 114 million euro. It expects to reduce the operating loss for the full year as well.

IT Services increased its operating result by 8 million euro or 29 per cent to 35 million euro. For 2004 as a whole a higher operating result than last year is expected.

In the first nine months of its business year 2003/04, the Thomas Cook group managed to almost halve the prior-year operating loss, in particular on account of cost control measures. Its operating result (EBITA) improved by 110 million euro and came to minus 121 million euro. In the Leisure Travel segment the measures that have been set in train are already showing a clear impact, so that a positive result (EBITA) can be achieved for the full year.

This is not yet visible in Lufthansa's income from subsidiaries, however, because of the Lufthansa specific amortisation method of goodwill.

Operating result
Q1-Q3 2004 vs. Q1-Q3 2003

in m€	Q1-Q3 2004	Q1-Q3 2003
Loss / profit from operating activities	**698**	**2**
- Net book gains from disposal of assets	**- 345**	**- 207**
thereof START AMADEUS	-	79
thereof Amadeus GTD	292	-
thereof aircraft disposals	14	118
others	39	10
+/- Impairment	**3**	**165**
+/- Others	**- 105**	**-114**
Operating result	**251**	**- 154**

10 Lufthansa Aviation Group

The operating result of the Lufthansa Group improved from last year's loss of minus 154 million euro to a profit of 251 million euro.

Financial result
Q1-Q3 2004 vs. Q1-Q3 2003

in m€	Q1-Q3 2004	Q1-Q3 2003	Change in per cent
Income from subsidiaries and associated companies	- 98	- 83	- 18.1
Balance of net interest	- 256	- 239	- 7.1
Others	- 29	- 46	+ 37.0
Financial result	- 383	- 368	- 4.1
Net loss / profit for the period	164	- 409	

11 Lufthansa Aviation Group

The financial result deteriorated by 4.1 per cent to minus 383 million euro.

The negative effect in the income from subsidiaries is largely attributable to Thomas Cook in the amount of 142 million euro.

The net interest result amount to minus 256 million euro. Interest charges on company pension provisions came to 183 million euro; last year's corresponding figure was 166 million euro.

The other financial items improved owing to smaller write-downs on investments.

The net profit for the first nine months improved substantially by 573 million euro to 164 million euro.

Operating cash flow
Q1-Q3 2004 vs. Q1-Q3 2003

in m€	Q1-Q3 2004	Q1-Q3 2003	Change
Loss/profit before income taxes	+ 276	- 391	+ 667
Depreciation + amortisation	+ 832	+ 1,108	- 276
Income taxes	- 10	- 13	+ 3
Result from fixed asset disposal	- 346	- 207	- 139
Others	+ 663	+ 591	+ 72
Cash flow from operating activities	**1,415**	**1,088**	**+ 327**
Capex	**1,292**	**717**	**+ 575**

The cash flow generated from operating activities jumped by 30.1 per cent to 1.4 billion euro.

Our capital expenditure totalling 1.3 billion euro was this year once again fully funded from the cash flow.

Our liquidity as at 30 September totalled 4.4 billion euro, 1.7 billion euro more than one year earlier.

565 million euro was invested in securities on behalf of the Lufthansa Pension Trust, but at the moment this sum is still included as part of the liquid assets. We plan to take this item off the balance sheet by 31 December 2004.

Outlook*
Operating result in m€


1200
1000
800
600
400
200
0
-200
841
1,060
724
1,042
28
718
36
1997
1998
1999
2000
2001
2002
2003
2004

*as of November 11th, 2004

13 Lufthansa Aviation Group

The high oil prices remain a factor of uncertainty. Even if we counteract this through hedging measures and the recently introduced fuel surcharge, we cannot fully neutralise the impact on our result.

If no more crises or serious handicaps occur in the remaining weeks of this year, we expect, as before, to earn an operating profit for 2004 of around 300 million euro as well as a clearly positive net result.

This means that we have effectively kept our earnings forecast at a stable level since spring, despite all the turbulence. I think that this, too, is a sure sign of Lufthansa's regained strength and resilience.


Lufthansa

Lufthansa

Thank you!

Dr Karl-Ludwig Kley
Member of the Board and CFO
Deutsche Lufthansa AG

Frankfurt, November 11th, 2004

Key figures of the Lufthansa Group

	Q1-Q3 2004	Change vs. Q1-Q3 2003
Revenue	12,723 m €	+ 7.7 %
Operating result	251 m €	
Net profit for the period	164 m €	
Capex	1,292 m €	+ 80.2 %
Cash flow	1,415 m €	+ 30,1 %

		Change vs. Dec 31, 2003
Net indebtedness	- 791 m €	+ 1,382 m €
Gearing (incl. Pensions)	99.4 %	- 86.0 %P
Equity ratio	19.9 %	+ 4.0 %P

Group revenues by business segments
Q1-Q3 2004 vs. Q1-Q3 2003


IT Services (1.3%)
172 m€
(+ 7.5%)
Catering (11.3%)
1,436 m€
(- 12.9%)
Lufthansa Passenger
Business (63.7%)
8,109 m€
(+ 13.4%)
MRO (9.7%)
1,230 m€
(+ 3.3%)
Passenger
Business
Logistics (14.0%)
1,776 m€
(+ 12.2%)

Traffic figures
Q1-Q3 2004 vs. Q1-Q3 2003

Passengers	+ 12.7%
Passenger load-factor	+ 1.2%P
Yield per RPK	- 2.0%
Cargo / mail (in tonnes)	+ 11.0%
Cargo load-factor	+ 2.1%P
Yield per FTKT	- 7.3%

Parameters of Group revenue development
Q1-Q3 2004 vs. Q1-Q3 2003

in m€



11,817
Revenue
Q1-Q3 2003
- 23
Consolidation
effects
+1,384
Volume
- 442
Currency
-13
Price
12,723
Revenue
Q1-Q3 2004

Total operating income Lufthansa Group
Q1-Q3 2004 vs. Q1-Q3 2003


in m€
15000
10000
5000
0
12,919
+ 6.8 %
13,793
1,102
-2.9 %
1,070
- 6.3%
3,276
3,071
+ 13.0%
8,541
9,652
Q1-Q3 2003
Q1-Q3 2004
other operating income*
other revenues
Traffic revenues

* other operating income incl. changes in inventories and work performed by the enterprise and capitalised

Passenger traffic revenues and yields
Q1-Q3 2004 vs. Q1-Q3 2003

by traffic region (in per cent)


25
20
15
10
5
0
-5
-10
Traffic revenues
Yields
+ 12.0 / + 0.9
+ 11.2 / - 2.4
+ 24.3 / - 1.7
+ 10.3 / - 4.4
+ 13.9 / - 2.0
Europe
Americas
Asia/Pacific
Middle East/Africa
Total

Yield development Passenger Business
Q4 2003 – Q3 2004



Change in per cent
15
10
5
0
-5
-10
-15
3.8
6.9
2.0
-4.8
8.3
1.2
-2.8
-4.2
12.1
1.6
-2.4
-4.7
6.9
-0.2
-2.9
-9.2
6.0
2.4
-2.6
-5.1
4Q 2003
1Q 2004
2Q 2004
3Q 2004
Europe
Americas
Asia/Pacific
Middle East/Africa
Total

Development of expenses
Q1-Q3 2004 vs. Q1-Q3 2003

	in m€
Cost of materials	6,068
Staff costs	3,525
Depreciation + amortisation	800
Other operating expenses	2,702
Total	13,095


Change in per cent
+ 13.2
+ 13.2
+ 2.1
+ 2.2
- 21.9
- 21.8
- 11.8
- 12.4
+ 1.4
+ 1.4
-30
-20
-10
0
10
20
30
Group as 2003
Group 2004

Segment results

Q1-Q3 2004 vs. Q1-Q3 2003


in m€
Passenger Business
Logistics
MRO
Catering
Leisure Travel
IT Services
Service- and Financial Comp.
317
- 6
13
12
171
130
- 129
- 290
- 142
- 131
36
30
404
125
-400
-300
-200
-100
0
100
200
300
400
500
Q1-Q3 2004
Q1-Q3 2003

Operating results per segment
Q1-Q3 2004 vs. Q1-Q3 2003

in m€



Passenger Business
Logistics
MRO
Catering
IT Services
237
- 130
5
- 7
158
111
- 114
- 152
35
27
-200
-150
-100
-50
0
50
100
150
200
250
300
Q1-Q3 2004
Q1-Q3 2003

Operating result
Q1-Q3 2004 vs. Q1-Q3 2003

in m€	Q1-Q3 2004	Q1-Q3 2003
Loss / profit from operating activities	**698**	**2**
- Net book gains from disposal of assets	**- 345**	**- 207**
thereof START AMADEUS	-	79
thereof Amadeus GTD	292	-
thereof aircraft disposals	14	118
others	39	10
+/- Impairment	**3**	**165**
+/- Others	**- 105**	**-114**
Operating result	**251**	**- 154**

Financial result
Q1-Q3 2004 vs. Q1-Q3 2003

in m€	Q1-Q3 2004	Q1-Q3 2003	Change in per cent
Income from subsidiaries and associated companies	- 98	- 83	- 18.1
Balance of net interest	- 256	- 239	- 7.1
Others	- 29	- 46	+ 37.0
Financial result	- 383	- 368	- 4.1
Net loss / profit for the period	164	- 409	

Operating cash flow
Q1-Q3 2004 vs. Q1-Q3 2003

in m€	Q1-Q3 2004	Q1-Q3 2003	Change
Loss/profit before income taxes	+ 276	- 391	+ 667
Depreciation + amortisation	+ 832	+ 1,108	- 276
Income taxes	- 10	- 13	+ 3
Result from fixed asset disposal	- 346	- 207	- 139
Others	+ 663	+ 591	+ 72
Cash flow from operating activities	**1,415**	**1,088**	**+ 327**
Capex	**1,292**	**717**	**+ 575**

Fuel hedge scenario Lufthansa Group

Status: October 2004


Hedging-Position 2005: 55%
Hedging-Position 2004: > 90%
market price
LH-Price 2004
LH-Price 2005
average fuel price Lufthansa Group in USD/bbl
50
45
40
35
30
25
20
15
10
14 16 18 20 22 24 26 28 30 32 34 36 38 40 42 44 46 48 50 52
USD/bbl


Average Hedging-Position
in %
100
80
60
40
20
0
1Q2005
2Q2005
3Q2005
4Q2005

Outlook*
Operating result in m€



1200
1000
800
600
400
200
0
-200
841
1,060
724
1,042
28
718
36
1997
1998
1999
2000
2001
2002
2003
2004

***as of November 11th, 2004**

11 November 2004

Lufthansa



▷ www.lufthan

▶ Mayrhuber: "Ensuring Lufthansa's viability for the next generation"

Executive Board sticks to full-year profit forecast of around 300 million euro

Despite the dramatic hike in the oil price, the Lufthansa Group earned an operating profit of 218 million euro in the third quarter of 2004. The cumulative operating result for the first nine months improved by 405 million euro to 251 million euro. "We exploited the market opportunities, successfully sold our extra capacity and enhanced the quality of our products," Wolfgang Mayrhuber, Lufthansa's Chairman of the Executive Board and CEO, said on presenting the Group's figures up to the end of September. "A keen ability to adapt and adjust, a high innovative capability and a sound financial base are key strengths of our Group."

The Group's strategy is focused on profitable growth and the systematic ongoing development of the Lufthansa passenger airlines as a full line provider. "The passenger traffic is the core business of our Aviation Group", Mr. Mayrhuber explained. "Growth in the Passenger Business segment will fuel the expansion of the Group as a whole." Lufthansa carefully considers both the strategies of the individual business segments and their respective importance for the Group's passenger business. In this vein Lufthansa will continue to pursue an active portfolio management policy and concentrate on its core competencies.

For 2004 as a whole the Executive Board remains confident of posting an operating profit of around 300 million euro. Mr Mayrhuber pointed out, however, that such a result will not suffice in the long term: "The current improved figures cannot hide the fact that we need significantly better operating results in future in order to ensure our company's viability for the next generation." A key contribution to this is to come from the action plan, which envisages earnings improvements of 1.2 billion euro up to 2006. Of the sum of 430 million euro in savings earmarked for this year, 354 million euro has already been realised. In the personnel field, however, only half of this year's target of 105 million euro will be achieved. "We are engaged in tough negotiations with the social partners. But the readiness for change is apparent among our employees." Wolfgang Mayrhuber outlined two approaches for those negotiating issues that are still unresolved: "More work for the same pay" and "New recruits at market prices". He added that all the divisions throughout the company must make their contribution to the action plan. "It is a question of securing jobs in our company, creating new opportunities and boosting our competitiveness. My preference is clear: I would like to secure our successful course for the existing workforce and create additional employment in our domestic German market."

The task of restructuring Thomas Cook and LSG is making headway. Mr. Mayrhuber sees some initial advances in the Leisure Travel segment: "Thomas Cook is on the right path. The trend is clearly pointing upwards." By contrast, Lufthansa's Chairman and CEO is not yet satisfied with the progress made towards turning round the Catering segment. He said that the priority task remains the restructuring of LSG, especially in the United States. "We have reinforced the leadership team with two highly experienced Lufthansa managers. This should ensure both a successful and speedy restructuring process."

Lufthansa has positively pursued its airline alliance strategy and has agreed new collaborative ventures with South African Airways, TAP Air Portugal, Air India and other partners. "The guiding principle for us is always providing extra value for our customers. Quality, safety and reliability, an extended product family - from no frills to top-flight exclusivity - this is our response to changing customer demand," Mr. Mayrhuber told his audience. With the further evolution and refinement of its premium product, Lufthansa is setting new industry-wide standards. As from December all First Class passengers in Frankfurt will be able to enjoy redesigned lounges and their own dedicated terminal offering a direct transfer to the aircraft.

The first nine months of 2004 in figures

Between January and September the Lufthansa Group generated 12.7 billion euro of revenue; this was 7.7 per cent more than in the same period last year. The Group's airlines expanded available capacity in line with the growing demand and also increased their load factors significantly. Traffic revenue consequently rose by 13 per cent to 9.7 billion euro.

The cost-cutting measures that remain in place in all the business segments continued to make an impact in the first nine months of 2004. Despite the marked rise in revenue, operating costs grew

disproportionately slowly. They went up by 1.4 per cent to 13.1 billion euro. Staff costs totalled 3.5 billion euro as against 3.4 billion euro at the same stage last year. The Group spent 1.3 billion euro on fuel, which was a year-on-year increase of 30 per cent. However, 15.1 per cent was due to extra consumption related to the selective expansion of production. Lufthansa's far-sighted hedging strategy once again paid off. Without the extensive price hedging measures the Group's fuel bill in the first nine months would have been 159 million euro higher.

The operating result for the first nine months of 2004 amounts to 251 million euro. During the corresponding period of 2003 the Group had shown a running loss of 154 million euro. The net result for the period showed a similar positive trend: it jumped by 573 million euro to 164 million euro. Capital expenditure amounted to 1.3 billion euro. 987 million euro of this was spent on modernising and extending the fleet. The cash flow from operating activities grew by 30.1 per cent to 1.4 billion euro. This means that capital spending was fully funded from the cash flow. The Group's liquid funds exceeded its financial debts by 791 million euro. This compares with net debt of 591 million euro at the end of 2003.

		January - September		Changein	July - September	
		2004	2003	%	2004	2003
Revenue	m EUR	12,723	11,817	+7.7	4,469	4,245
of which traffic revenue	m EUR	9,652	8,541	+13.0	3,442	3,107
Result from operating activities	m EUR	698	2	-	282	121
Net result	m EUR	164	-409	-	125	-17
Operatiing Result	m EUR	251	-154	-	218	200
Capital expenditure	m EUR	1,292	717	+80.2	178	202
Cashflow	m EUR	1,415	1,088	+30.1	763	469
Employee total as of 30 September		92,718	94,963	-2.4	-	-

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz / Michael Göntgens
Tel. +49 69 696 – 51014 / – 2999
Fax +49 69 696 – 95428
http://media.lufthansa.com

Frankfurt, 11 November 2004

Projections of future developments
This press release and the Interim Report contain figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time. If the assumptions underlying the forecasts should prove erroneous or if potential risks - such as those mentioned in the risk report of the Annual Report 2003 - should become reality, the actual results may deviate from current expectations.

Here you will find more information on the result.

top

▷ **Back to overview**

Frankfurt, November 11, 2004

The Lufthansa Share

Share capital of Deutsche Lufthansa AG

1,172,275,200 Euro.
Lufthansa's share capital is divided into 457.9 million registered non-par value shares.
About 450,000 shareholders are recorded in Lufthansa's shareholders' register.
31.7 per cent of Lufthansa's share capital is held by private stock owners, 68.3 per cent by institutional investors.

Shareholder structure (as of September 30, 2004)

91,40% free float
8,60% GENUJO Achte Beteiligungs- GmbH, Frankfurt

Shareholder structure by nationality (as of September 30, 2004)

Germany	80,5 %
Great Britain	4,5 %
Belgium	3,2 %
Switzerland	2,7 %
Luxembourg	2,6 %
USA	2,1 %
Other 148 countries	4,4 %

Dividend Payments 1997-2003

Year	1997*	1998	1999	2000	2001	2002	2003
Dividend in EUR	0.46	0.56	0.56	0.60	-	0.60	-
Tax credit** in EUR	0.02	0.24	0.24	0.26	-	-	-
Dividend payment in EUR mill.	175.6	214.6	214.6	229.0	-	229.0	-

* Conversion into registered shares with restricted transferability; from 1998 non-par value shares
** Does not apply due to the half-income procedure ("Halbeinkünfteverfahren")

Financial Data 2005

March 23	Press Conference and Analysts' Conference on 2004 result
May 11	Release of Interim Report January - March 2005
May 25	Annual General Meeting Cologne
August 10	Release of Interim Report January – June 2005
November 10	Press Conference and Analysts' Conference on Interim Report January – September 2005

Adhoc Release pursuant to § 15 of the securities trading act



Frankfurt, 11 November 2004

Lufthansa and major shareholders of Autobahn Tank & Rast Holding AG plan to list the company on the stock exchange

The majority shareholders of Autobahn Tank & Rast Holding AG (Apax Fonds and closely involved investors, Allianz Capital Partners GmbH and Lufthansa Commercial Holding GmbH) are planning with the company to list Autobahn Tank & Rast Holding AG on the stock exchange. They will also support the company, which operates motorway service stations, during the preparations for its IPO. Lufthansa Commercial Holding GmbH has a 30.6 per cent stake in Autobahn Tank & Rast Holding AG.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Phone (+49) 696-90997, Fax (+49) 696-90990
Email: investor.relations@dlh.de

11 November 2004

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www.lufthan

News/Up to date Adhoc Release

Adhoc Release pursuant to § 15 of the securities trading act



Frankfurt, 10 November 2004

▹ **Lufthansa posts an operating profit of 251 million euros for first nine months 2004**

Despite the high oil price level, the Lufthansa Group earned an operating profit of 218 million euros in the third quarter of 2004 (2003: 200 million euros). For the period from January to September this gives a cumulative positive operating result of 251 million euros (2003: - 154 million euros). The result after taxes comes to 164 million euros
(2003: - 409 million euros). For 2004 as a whole Lufthansa continues to expect an operating profit of around 300 million euro.

More details and the complete 3rd Interim Report for January-September 2004 will be available on website http://www.lufthansa-financials.com from 10.00 a.m.(CET).

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Phone (+49) 696-90997, Fax (+49) 696-90990
Email: investor.relations@dlh.de

10 November 2004

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Next Issue
9 December 2

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Annual Repoı
23 March 200

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25 May 2005

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▹ **www.lufthan**

3rd Interim Report
January–September 2004


Lufthansa

Lufthansa Group:
Key Data

		January–September 2004	January–September 2003	Change in per cent	July–September 2004	July–September 2003
Revenue	€m	**12,723**	11,817	7.7	**4,469**	4,245
of which traffic revenue	€m	**9,652**	8,541	13.0	**3,442**	3,107
EBITDA	€m	**1,384**	932	48.5	**554**	631
EBIT	€m	**571**	– 127	–	**281**	176
Profit from operating activities	€m	**698**	2	–	**282**	121
Net profit/loss for the period	€m	**164**	– 409	–	**125**	– 17
Operating result	€m	**251**	– 154	–	**218**	200
Capital expenditure*	€m	**1,292**	717	80.2	**178**	202
Cash flow	€m	**1,415**	1,088	30.1	**763**	469
Total assets as of 30 September	€m	**19,279**	17,747	8.6	**–**	–
Shareholders' equity as of 30 September	€m	**3,836**	3,304	16.1	**–**	–
Employees as of 30 September		**92,718**	94,963	– 2.4	**92,718**	94,963
Staff costs	€m	**3,525**	3,448	2.2	**1,131**	1,154
Profit/loss per share**	€	**0.36**	– 0.89	–	**0.27**	– 0.03

**Capital expenditure without equity*
***Number of shares increased to 457.9 million due to capital increase; previous year's figure has been adjusted accordingly*

Date of disclosure: 11 November 2004

Traffic figures of the Lufthansa Groups' airlines*

		January–September 2004	January–September 2003	Change in per cent
Passengers carried	thousand	**38,640**	34,278	12.7
Passenger load factor	per cent	**74.3**	73.1	1.2 p.
Cargo/mail	thousand tonnes	**1,280**	1,154	11.0
Cargo load factor	per cent	**66.2**	64.1	2.1 p.
Available tonne-kilometres	million	**19,426**	17,364	11.9
Revenue tonne-kilometres	million	**13,770**	12,008	14.7
Overall load factor	per cent	**70.9**	69.2	1.7 p.
Number of flights		**485,767**	409,714	18.6

**The traffic figures 2004 include "Lufthansa Regional" and since 2003 Air Dolomiti*

Dear Shareholder,

The pace of growth of the world economy increased in the third quarter of 2004. In Germany the macroeconomic momentum accelerated slightly, so that for 2004 as a whole GDP growth of 1.8 per cent is now expected. This brought the aviation industry high rates of expansion for transport services. Between January and September the Lufthansa Group's airlines consequently registered double-digit increases in their passenger and freight business. Owing to the excess capacity in the market, however, the price level remains unsatisfactory. In addition, the earnings trend was depressed by the oil price, which is continuously spiralling to new record levels.

In the third quarter, which is traditionally the strongest period for the aviation industry, the Lufthansa Group generated an operating profit of €218 (2003: €200m). For the period January to September 2004 the Group posted a cumulative operating result of €251m. In the same period of last year we recorded an operating loss of –€154m.

This interim report up to 30 September 2004 has been drawn up in accordance with the provisions of IAS 34. It is based on the same accounting and valuation methods used in the Annual Report 2003.

Between January and September 2004 the consolidated Group was augmented by seven companies compared with the end of 2003 and by another seven companies vis-à-vis the end of September 2003. Eight companies were no longer included in the consolidated accounts. This only slightly impairs comparability with last year's corresponding figures. Details of these changes are provided on page 20 of this report and in the sections relating to the individual business segments.

Course of business

In the second half of the year the world economy developed better than expected. Most experts have revised their forecasts for 2004 upwards and despite the sharp rise in oil prices now anticipate global growth of almost 5.0 per cent this year. The overall growth pattern shows regional disparities, however. Thus strong impulses are continuing to come from the United States and China, although the pace of expansion in the USA has slowed a little in the wake of the oil price hike. In the euro area and also in Germany the cyclical recovery has picked up speed. In Germany a strong positive impetus has been provided particularly by exports. Domestic demand, by contrast, is still muted and, in particular, private consumption remains subdued as the impediments to growth – the geopolitical situation in the Middle East, the record oil price level, the tight situation on the labour market and the fears of an erosion of the state welfare system – have persisted.

In the third quarter the demand for aviation services recovered further, especially in the intercontinental segment. Lufthansa's airlines profited from this. In the first nine months of 2004 the Group's airlines managed to place their capacity, which had been expanded by a double-digit rate (passenger and freight business), successfully in the market. With the sales volume lifted by 14.7 per cent, we improved the overall load factor by 1.7 percentage points to 70.9 per cent.

Between January and September 2004 the Lufthansa Passenger Business group gained 12.7 per cent more travellers: a total of 38.6 million passengers were welcomed aboard. Available capacity was 14.3 per cent up on the year and capacity sold no less than 16.1 per cent higher. The passenger load factor consequently improved by 1.2 percentage points to 74.3 per cent. A positive trend was also recorded in the volume of freight

business. The amount carried increased by 11.0 per cent to 1.3 million tonnes of freight and mail, the sales volume was 12.8 per cent ahead on the year, while the cargo load factor moved up 2.1 percentage points to 66.2 per cent.

Revenue

In the third quarter of 2004 the trend in average yields in passenger business was unsatisfactory, however. They decreased by 5.1 per cent (by 3.6 per cent after adjustment for cross-currency effects). In the period from January to September they receded by a cumulative 2.0 per cent. While the decline in average yields in freight business decelerated, they were still 7.3 per cent down on the first three quarters of 2003. Traffic revenue rose by 13.0 per cent on the back of the expanded business volume to €9.7bn. The Group's overall revenue grew by 7.7 per cent to €12.7bn as other revenue decreased by 6.3 per cent compared with the same period last year to €3.1bn. In the Catering segment external revenue fell by 12.9 per cent to €1.4bn. This was due to the sale of Chef Solutions and cross-currency effects as well as the ongoing weak course of business in the USA. The MRO segment boosted its revenue with non-Group companies by 3.3 per cent compared with the first nine months of 2003 to €1.2bn. The share of traffic revenue in overall revenue consequently rose further to reach 75.9 per cent.

The smaller volatility in the foreign exchange markets resulted in much lower exchange rate gains of €178m (2003: €340m) and led to a decline in other operating income by 6.3 per cent to €1.0bn. The exchange rate gains are accompanied by exchange rate losses of €167m contained in other operating expenses (2003: €322m). Other operating income also includes proceeds from the disposal of the equity stake in Amadeus Global Travel Distribution S.A. (€292m) and the sale of aircraft and aero-engines (€28m).

Expenses

Operating expenses grew by just 1.4 per cent to €13.1bn and hence more slowly than revenue. Staff costs went up by 2.2 per cent to €3.5bn. Among other things, this reflects the increase in negotiated pay rates for ground staff agreed in February 2003 and the rise by €29m in provisions for partial retirement. Owing to restructuring measures, the continuing restrictive recruitment policy and the sale of Chef Solutions the number of employees contracted by 2.4 per cent. As at 30 September 2004 the Group's workforce totalled 92,718.

Depreciation and amortisation expense fell by 21.8 per cent to €800m. The corresponding figure at the three-quarter stage in 2003 had included extraordinary depreciation of €165m, largely on the goodwill of LSG Sky Chefs USA. By contrast, the cost of materials jumped by 13.2 per cent. Fuel expenses surged by 30.0 per cent to €1.3bn. Around half of this total (15.1 per cent) was attributable to higher consumption resulting from the expansion of production. The other half ensued from the higher prices less the impact of price hedging measures (plus 24.0 per cent) and the change in currency parities (minus 9.1 per cent). Without the price hedging measures the fuel bill would have been €159m higher. Fees and charges rose by 11.6 per cent.

Result

Between January and September 2004 the Lufthansa Group achieved a positive result from operating activities of €698m. This was €696m higher than last year's corresponding figure (€2m). The financial result came to -€383m (2003: -€368m) and was thus €15m lower than in 2003. The net interest result sank by 7.1 per cent to -€256m.

The result from ordinary activities improved by €681m and totalled €315m. After taxes this leaves a net profit for the period of €164m (2003: –€409m).

Cash flow and capital expenditure

The cash flow from operating activities totalled €1.4bn, which was a year-on-year jump of 30.1 per cent. Gross capital expenditure amounted to €1.3bn (2003: €717m). €987m of this sum was invested in purchases of and advance payments on aircraft and the rest in other tangible assets, intangible assets and financial assets. Between January and September 2004 Lufthansa put six new Airbus A340-600s and three A330-300s into service. Seven more A330-300s will be delivered up to the end of 2005.

In the third quarter of 2004 Lufthansa made a start on segregating its provisions for retirement benefit obligations and invested €565m from the liquid funds in share and bond-based funds, which are jointly managed in a master fund. The funds at present are being carried on the balance sheet. At the end of the reporting period the liquid funds exceeded the financial liabilities recorded in the balance sheet by €791m. This owes much to the capital increase carried out in June, which netted the Company €740m.

Major events during the first nine months of 2004

Since January Lufthansa has operated its Regional Partner concept under the brand name "Lufthansa Regional". The partners' aircraft are deployed on a wet lease basis, with Lufthansa assuming the capacity utilisation risk.

On 13 February, as part of its ongoing equity portfolio management strategy, Lufthansa placed a 13.2 per cent stake in Amadeus Global Travel Distribution S.A. via the Madrid stock exchange and realised a book profit in the current financial year of €292m. This cut Lufthansa's shareholding in Amadeus from 18.3 to 5.1 per cent. With effect from 1 April Lufthansa acquired further shares in Eurowings Luftverkehrs-AG and now holds 49 per cent of the equity. Effective 8 June the companies of the US group Chef Solutions were sold to the US financial investor Questor and with effect from 1 July the Lufthansa Gebäudemanagement group (LGM) to Hochtief-Facility Management GmbH.

The Lufthansa Group is working flat out on its action plan, which is intended to boost the result by a total of €1.2bn up to 2006. For the current year we have identified projects and initiatives with an aggregate volume of €430m, of which measures worth €354m are already in the course of being implemented.

At the beginning of May Lufthansa CityLine concluded a collective labour agreement with Cockpit and UFO, trade unions representing pilots and flight attendants, respectively, covering the 1,600 cockpit and cabin crew members which increases productivity and flexibility and improves the regional airline's cost structures.

In June Lufthansa carried out a capital increase and placed 76,320,000 new registered shares subject to defined trading conditions on the market. Existing shareholders were granted a right of subscription at a ratio of 5:1. On 17 June the new shares were traded for the first time on the German stock exchanges. They carry a full dividend entitlement for the 2004 financial year.

In July Thomas Cook AG reached a basic agreement with the social partners which will yield the group substantial savings on staff costs in Germany. Similar agreements have been concluded for Condor. The negotiations concerning the cockpit personnel have made good headway. In the medium term the management of Thomas Cook AG intends to focus operations on the group's core business. Peripheral activities are to be sold off, and the capital expenditure programme as well as the management's attention

are to be concentrated on the tour operator and airline segments in the core markets.

In the coming 10 to 15 years Lufthansa is aiming to progressively transfer its obligations under domestic company pension plans off the balance sheet to a dedicated special fund. In a first step €565m was invested in July in share and bond-based funds that are jointly managed in a master fund. At the end of the year the fund's assets are to be assigned to a trustee, the Lufthansa Pension Trust, by way of a CTA – Contractual Trust Agreement – model. It is planned to transfer a yearly average sum of €565m to the master fund. This will give the employees an additional safeguard for their company pension entitlements in line with international standards. The provisions for retirement benefit obligations currently shown on the balance sheet will be reduced accordingly. As at 30 September 2004 these provisions totalled €4.6bn.

Lufthansa and Air China are continuing their collaboration in the largest aircraft maintenance operation in China, Ameco Beijing for a further 25 years. The Ministry of Commerce of the People's Republic of China approved the new joint venture contract in July.

On 1 September 2004 Lufthansa introduced the new net pricing distribution model in the German market. This terminated the previous commercial representative status of the travel agencies and hence the commissions which Lufthansa previously paid to them. The travel agencies and also Lufthansa itself now charge customers a service fee for consultancy and booking work. The changeover went very smoothly. No decrease in ticket sales has been recorded. Although the new arrangement has been accepted by the large travel agent chains, the national travel agent association DRV has filed a complaint against Lufthansa with the district court in Cologne.

Lufthansa is currently engaged in collective pay settlement negotiations concerning the pilots in the Lufthansa Group. The previous collective labour agreement was terminated on 30 June. Negotiations on a settlement for cabin and ground staff are also underway in accordance with the Action Plan.

Outlook

The global economic upswing is expected to continue in the fourth quarter of 2004. Although the pace of growth of the world economy could be slowed down if oil prices remain high, it seems unlikely at the moment that the global upturn will be halted in the final three months of this year. The Bundesbank continues to expect better economic data for 2004 in Germany, too, than was previously forecast.

Given this general operating environment, a stable development may also be assumed for the Lufthansa Group. The Group's airlines are banking on their experienced capacity and yield management strategies. The available capacities are being concentrated on markets that have a strong demand and profitable growth prospects. In view of the persisting fierce competitive setting, the expansion of capacity will be more moderate than originally envisaged for the coming months. The current booking and traffic figures indicate that the Passenger Business and Logistics segments will nonetheless be able to extend their market position further. In the Catering segment the situation remains difficult. In the Leisure Travel segment the measures that have been set in train are already starting to have a marked impact, so that for the current business year a positive result from operating activities (EBITA) may be expected. We shall continue to implement our action plan and to monitor the cost trend carefully. If no new crises or unexpected burdens occur in the final weeks of this year, we expect as before, despite the acute situation on the fuel market, to post a full-year operating result of around €300m as well as a clearly positive net result for 2004.

Segment Passenger Business

Lufthansa Passenger Business Group

		January–September 2004	January–September 2003
Revenue	€m	**8,462**	7,474
Segment result	€m	**317**	-6
Operating result	€m	**237**	-130
EBITDA	€m	**1,301**	407
Employees as of 30 September		**34,919**	34,853
Passengers carried	thousand	**38,640**	34,311
Available seat-kilometres	million	**106,342**	93,049
Revenue passenger-kilometres	million	**79,010**	67,999
Passenger load factor	per cent	**74.3**	73.1

The traffic data of the Lufthansa Group's passenger business accelerated further in the third quarter of 2004. Between January and September 38.6 million passengers (+12.7 per cent) flew with Lufthansa, Lufthansa CityLine, Air Dolomiti or the other airlines cooperating under the "Lufthansa Regional" brand name. While available capacity was expanded by 14.3 per cent, the Group succeeded in increasing capacity sold by 16.1 per cent and consequently raised the passenger load factor by 1.2 percentage points to 74.3 per cent.

The Lufthansa Passenger Business group improved its traffic data noticeably in all regions. The Asia/Pacific region recorded growth rates of over 26 per cent, which more than offset last year's sharp drop on account of SARS. The number of passengers carried was boosted by 26.9 per cent to 2.7 million, while the sales volume was up 26.4 per cent on the year. As available capacity was increased by 26.8 per cent, the passenger load factor remained virtually unchanged at 78.6 per cent (-0.3 percentage point). In the Americas 4.6 million people opted to fly Lufthansa, which was a year-on-year jump of 11.9 per cent. Sales increased (+13.8 per cent) faster than capacity (+11.6 per cent). The passenger load factor climbed to 79.5 per cent (+1.5 percentage points) and thus almost reached the 80 per cent mark. Flights to and from Middle East/Africa likewise met with a higher demand. Some 1.4 million passengers (+19.6 per cent) flew with Lufthansa. The passenger load factor edged up to 72.7 per cent (+1.1 percentage points), while 13.6 per cent more seat-kilometres were offered, 15.3 per cent more were sold. In Europe the Passenger Business group was able to win 11.5 per cent more passengers. Close to 30 million passengers were carried and 20.4 billion passenger-kilometres sold (+10.9 per cent). The passenger load factor reached 64.5 per cent and was 1.1 percentage points up on the year.

Excess capacities and a difficult competitive setting eroded average yields in the third quarter. They fell by 5.1 per cent (3.6 per cent after adjustment for cross-currency effects). Between January and September they were 2.0 per cent lower than in the first three quarters of 2003. The fuel surcharges introduced at the end of August naturally yielded no significant extra revenue during the period under review. Traffic revenue grew by 13.9 per cent, i.e. less strongly than sales, and totalled €8.0bn. The Passenger Business group generated overall revenue of €8.5bn (+13.2 per cent) and total segment income of €9.0bn.

Segment expenses rose by 4.2 per cent to €8.7bn. Staff costs expanded by 5.7 per cent to €1.6bn. This includes the 3.3 per cent increase in wages and

salaries agreed in the 2003 pay settlement as well as additional provisions for partial retirement. Moreover, in the first nine months of 2003 the exceptional arrangements in times of crisis that had been introduced from April had dampened staff costs. The headcount on 30 September totalled 34,919 and was on a par with last year. Year-on-year cost reductions were registered for depreciation and amortisation (–8.6 per cent) and other operating expenses (–17.5 per cent). Within the latter item exchange rate losses fell by 59.1 per cent, agency commissions by 9.1 per cent and the costs of insuring flight operations by 14.3 per cent.

The cost of materials totalled €4.7bn and was 16.2 per cent higher than in the same period of 2003. Looking at the sub-items, the growth of fees and charges, at 10.1 per cent, was below output growth, whereas fuel expenses surged by 29.8 per cent. This cost increase, caused by higher consumption and also the soaring price of oil to record levels, was moderated by successful price hedging measures as well as positive cross-currency effects. The segment paid 13.4 per cent more for purchased services than last year, which reflects the higher chartering costs due to the new regional concept.

At €923m, the segment's capital expenditure was more than double the prior-year level. It was mainly allocated to purchases of and advance payments on aircraft. In the period under review Lufthansa put six new Airbus A340-600s and three new A330s into service, while Air Dolomiti additionally deployed two ATR700s. Two of Lufthansa's new Canadair Jets were leased to Eurowings.

Between January and September 2004 the Lufthansa Passenger Business group posted a segment result of €317m compared with –€6m during the same period last year. It also recorded a clearly positive operating result of €237m (2003: –€130m). If the recovery of demand persists, we are confident that we can lift the full-year operating result further – supported by the fuel surcharges introduced at the end of August.

In the winter timetable that came into effect on 31 October Lufthansa restructured a number of routes. Bangkok is now being served daily also from Munich, and the Frankfurt–Cape Town connection is now a non-stop link. Capacity has been expanded vis-à-vis the 2003 winter timetabel by a moderate 4 per cent. The extra supply is concentrated on intercontinental traffic, where Lufthansa has increased available capacity by roughly 7 per cent, whereas the flight supply on continental routes has been reduced by 2 per cent. Since 1 October the extensive cooperation agreement with Air India is being implemented. All flights between India and Germany are now offered on a code-sharing basis, and the two airlines' frequent flyer programmes are also coordinated. Starting in February 2005 Lufthansa intends to commence flights to Hyderabad as a new destination in this growth market.

Following the Finnish airline Blue1 – which has joined the Star Alliance on 31 October – Adria Airways (Slovenia) and Croatia Airlines (Croatia) will become regional partners of the leading airline partnership.

In mid-November Lufthansa will present its new service concept for its top customers and First Class passengers and thus complete the product and innovation offensive that it commenced in autumn 2003. From December these premier clients will be able to enjoy an exclusive service at Frankfurt Airport's new First Class Terminal. With its image campaign that it launched in August Lufthansa is highlighting its strengths, such as product quality, innovativeness, a worldwide route network, technical know-how, reliability and service orientation. The objective is to reinforce the Lufthansa brand and enhance its degree of recognition in the strategic markets.

Segment Logistics*

Lufthansa Logistics Group

		January–September 2004	January–September 2003
Revenue	€m	**1,785**	1,593
Segment result	€m	**13**	12
Operating result	€m	**5**	-7
EBITDA	€m	**84**	110
Employees as of 30 September		**5,046**	5,111
Cargo/mail	thousand tonnes	**1,280**	1,154
Available cargo tonne-kilometres	million	**8,784**	8,044
Revenue cargo tonne-kilometres	million	**5,810**	5,153
Cargo load factor	per cent	**66.2**	64.1

Due to changes in the group of consolidated companies, the comparability of previous year's figures is slightly limited

As of 1 January 2004 the Logistics group of consolidated companies was expanded to include, besides Lufthansa Cargo AG, the newly incorporated companies cargo counts GmbH, Lufthansa Cargo Charter Agency GmbH, Jettainer GmbH and time:matters GmbH.

Lufthansa Cargo managed to further lift its traffic data in the third quarter of 2004. Between January and September the freight volume rose by 11.0 per cent to 1.3 million tonnes of cargo and mail. While output was expanded by 9.2 per cent, the sales volume grew by 12.8 per cent to 5.8 billion revenue tonne-kilometres. The cargo load factor consequently improved by 2.1 percentage points to 66.2 per cent. In virtually all traffic regions Lufthansa Cargo achieved double-digit growth rates in both freight volume and sales. The traffic region Middle East/Africa recorded the biggest rise with an increase of 16.0 per cent (tonnage) and 15.4 per cent (sales volume). In the Americas the growth rate came to 12.3 and 11.3 per cent and in Europe to 10.9 and 19.6 per cent. In Asia/Pacific the freight volume was up 8.7 per cent over twelve months while sales were as much as 12.7 per cent ahead and reached 2.9 billion tonne-kilometres. In all traffic regions Lufthansa Cargo achieved a higher cargo load factor.

Between January and September the Logistics group generated revenue of €1.8bn (+12.2 per cent). €1.7bn of this was traffic revenue, which increased by 9.2 per cent. Although Lufthansa Cargo raised its sales volume substantially and also obtained higher prices, thanks in part to the fuel surcharge, the persistent strength of the euro against the main foreign currencies had a negative impact on the traffic revenue trend. The newly consolidated companies also contributed to revenue growth. Total segment income came to €1.9bn.

Segment expenses went up during the reporting period by 10.0 per cent to €1.9bn. The cost of materials recorded a year-on-year rise of as much as 15.1 per cent. This reflects the hike in fuel costs by €48m or 27.1 per cent as well as the €98m (20.1 per cent) jump in chartering expenses. This was caused by the additional chartering needs of the DHL joint venture, the fleet flexibilisation programme with Air Atlanta and the expanded belly capacities aboard passenger airlines. In the case of the fuel bill the positive effects of the euro/dollar parity and the successful price hedging measures helped to offset the steep rise in the price of fuel and in consumption. Staff costs totalled €256m (+4.9 per cent). The savings from downsizing – the number of employees

contracted by 1.3 per cent to 5,046 – were outweighed by higher provisions for partial retirement and provisions for pending restructuring measures.

In the period from January to September the Logistics segment's capital expenditure amounted to €133m (2003: €9m). This includes down payments and conversion costs for five second-hand MD-11s totalling €127m as part of the fleet rollover programme.

For the first nine months of 2004 the Logistics group posted a segment result of €13m (2003: €12m). The operating result was raised by €12m to €5m. For the fourth quarter no marked improvement of the revenue and yield trends is expected, nor any relief in kerosene costs. The Logistics group is nonetheless confident that it can turn in a positive operating result for 2004 as a whole.

In view of the ever-growing competitive pressure Lufthansa Cargo has launched an "Excellence + Growth" programme with the aim of ensuring sustained profitable growth. Its key points are a process-oriented organisation, the streamlining of internal structures, including a ten per cent cut in jobs, and process speed-ups.

In the third quarter Lufthansa Cargo completed the expansion of the security hub in Frankfurt and gained additional logistics companies as members of the Global Partnership Programme. Cargo counts GmbH has now followed up its contracts with Hapag Lloyd Flug (Hanover) and AirAsia (Malaysia) by concluding a Total Cargo Management agreement with Air Luxor (Portugal).

In Shenzhen in China – a market with great future potential – the freight terminal SACTL has been opened; it is being operated by a joint venture of Lufthansa Cargo and Shenzhen Airport Co., Ltd. On 21 October Lufthansa Cargo and Shenzhen Airlines established a joint freight airline with the participation of Deutsche Investitions- und Entwicklungsgesellschaft. Based in Shenzhen, Jade Cargo International will serve destinations in China as well as offering inner-Asian flights to such countries as India, Malaysia, Singapore and Thailand with at first two Airbus A300-600 freight aircraft.

Segment Maintenance, Repair and Overhaul (MRO)*
Lufthansa Technik Group

		January–September 2004	January–September 2003
Revenue	€m	**2,247**	2,148
Segment result	€m	**171**	130
Operating result	€m	**158**	111
EBITDA	€m	**245**	199
Employees as of 30 September		**18,198**	18,130

**Due to changes in the group of consolidated companies, the comparability of previous year's figures is limited*

The Lufthansa Technik group of consolidated companies was expanded compared with the period January-September 2003 by the first-time consolidation of Lufthansa Technik Objekt- und Verwaltungsgesellschaft mbH (which was set up on 20 January 2004), AirLiance Materials LLC, USA, Lufthansa Technik Aircraft Services Ireland Ltd., Ireland, and a real estate company.

The recovery of demand for maintenance, repair and overhaul (MRO) services continued in the third quarter of 2004 and boosted the course of

business of the Lufthansa Technik group. Between January and September 2004 the segment's revenue grew by 4.6 per cent compared with the first nine months of 2003 to €2.2bn. Revenue with Lufthansa Group companies rose by 6.3 per cent to €1.0bn owing to the refurbishing of the long-haul fleet with the new Business Class as well as additional engine and overhaul events. In its external business, by contrast, the Technik group recorded a drop in its order volume in the engine and completion divisions. The continuing strength of the euro against the dollar additionally dampened revenue growth. The 236 newly clinched contracts with an expected revenue volume of €302m for 2004 as a whole could not fully compensate for this effect. The rise in revenue generated with external companies by 3.3 per cent to €1.2bn was thus due exclusively to consolidation changes. The share of external revenue in total revenue fell as a result by 0.7 percentage points to 54.7 per cent. The Lufthansa Technik group generated total segment income of €2.4bn.

The MRO segment's expenses grew by the slower rate of 3.3 per cent to €2.2bn. Other operating expenses fell year on year by –5.8 per cent following exceptional and non-recurrent effects. Whereas the cost of materials increased by 4.0 per cent, staff costs were 6.2 per cent above the prior-year figure. This was attributable to the expansion of the group of consolidated companies, staff recruitment at Lufthansa Technik Philippines, the negotiated pay increases and the higher provisions for partial retirement. On 30 September 2004 the Lufthansa Technik group had a total workforce of 18,198 persons, which was 0.4 per cent more than a year earlier.

Between January and September 2004 the Lufthansa Technik group was able to boost its segment result by €41m or 31.5 per cent to €171m by dint of determined cost and capacity management. The operating result came to €158m and was likewise considerably better than at the same stage in 2003, when €111m was earned. For the full year Lufthansa Technik expects to improve on the 2003 operating result.

The segment's capital expenditure in the period under review amounted to €61m (+35.6 per cent). Major investment items were the construction start on a new maintenance hangar for Condor Cargo Technik in Frankfurt, the erection of an engine testing facility in America and the acquisition of additional spare aero-engines.

In the third quarter of 2004 Lufthansa received the "A340 Operational Excellence Award" from Airbus for best reliability worldwide in the operation of a large A340 fleet. With this prize Airbus honoured the fine cooperation between Lufthansa Technik and Lufthansa's flight operations. A new contract regulates the continuation of the successful collaboration between Air China and Lufthansa at the largest aircraft maintenance facility in China for a further 25 years. Ameco Beijing (Aircraft Maintenance & Engineering Co.) was set up in 1989 and today provides MRO services to 30 Chinese and 40 international airlines.

Segment Catering*

LSG Sky Chefs Group

		January–September 2004	January–September 2003
Revenue	€m	**1,812**	2,006
Segment result	€m	**–129**	–290
Operating result	€m	**–114**	–152
EBITDA	€m	**0****	75
Employees as of 30 September		**30,265**	33,034

**Due to changes in the group of consolidated the companies comparability of previous year's figures is limited*

***below €0.5m*

Compared with the third quarter of 2003 the consolidated LSG Sky Chefs group was expanded by the incorporation of 41/42 Bartlett (Pty) Ltd and Inflight Catering (Pty) Ltd. The seven companies belonging to the Chef Solutions division that were sold on 8 June 2004 are assigned to the consolidated group only up to this time. Another company that is no longer consolidated is SC International Services Ireland Ltd, which has since been liquidated.

In the third quarter of 2004 the development of the airline catering business continued to suffer from the reduced inflight service of the airlines and from substantial excess capacity. LSG Sky Chefs nevertheless managed to extend a number of client contracts, albeit at lower prices. The LSG Sky Chefs group generated €1.8bn of revenue between January and September 2004; this was 9.7 per cent less than in the same period last year. €107m of the year-on-year fall of €194m was due alone to the change in the group of consolidated companies and €77m to cross-currency effects. These factors also pushed down revenue in the group's most important market, America, by €272m. In Europe/Middle East/Africa and in Asia/Pacific, by contrast, the LSG Sky Chefs group was able to raise its revenue. The total segment income generated amounted to €1.9bn.

The Catering segment's expenses sank by 15.3 per cent to €2.0bn. Staff costs totalled €769m and were 10.0 per cent down on 2003, while the cost of materials declined by 5.6 per cent to €831m. Besides staff-shedding and working time measures, it was the disposal of Chef Solutions that was chiefly responsible for lowering staff costs and the cost of materials. Depreciation and amortisation expense fell by 58.1 per cent compared with 2003 to €129m, as last year this item had included extraordinary depreciation at Sky Chefs USA to the amount of €150m. Other factors that helped to hold down cost growth were cross-currency effects and the closure of loss-making kitchen operations.

The Catering segment's capital expenditure from January to September was kept to the fairly low level of €32m.

Thanks to strict cost and capacity management, the LSG Sky Chefs group achieved noticeably better results in the first nine months of 2004 than during the same period last year. The segment result of –€129m was €161m higher than at the three-quarter stage in 2003; the operating result comes to –€114m (2003: –€152m). For the full year, too, we expect a reduction in the operating loss.

Following the sale of Chef Solutions in June, the Triangle project (reduction of general administrative costs by 30 per cent up to 2006) is now the focal point of the measures designed to improve profitability. Two-thirds of the potential sub-projects and individual measures have meanwhile been earmarked; LSG Sky Chefs has made a start on implementation and has already realised eight per cent of the potential savings. The measures will give an appreciable boost to profitability in the fourth quarter of 2004 and in 2005.

On 1 October the reshuffled Executive Board commenced its work. Walter Gehl is now Chief Financial Officer with additional responsibility for the group's IT infrastructure, while Thomas Nagel has been appointed a deputy member of the board as understudy to the Chief Operating Officer Ulrich Bröscher prior to assuming the latter's responsibilities upon his retirement.

Segment Leisure Travel

Thomas Cook AG

		1 November 2003–31 July 2004	1 November 2002–31 July 2003
Revenue	€m	**4,836**	4,719
Result from operations (EBITA)	€m	**–121**	–231
Average number of employees		**24,566**	26,237

In the third quarter of its business year (1 May to 31 July 2004) Thomas Cook AG made good progress on the way to economic recovery. The number of holidaymakers increased further, revenue went up and the result from operating activities improved significantly.

The slight revival in demand for leisure travel services continued in the third quarter of the 2003/2004 business year. In the period 1 November to 31 July the number of tourists rose by 1.2 per cent compared with previous year to 7.1 million. Despite the continuing marked consumer restraint, the German sales market recorded the largest increase in the number of vacationers with 5.0 per cent. In Western Europe (Belgium/France/Netherlands) and the United Kingdom, by contrast, the number decreased by 0.5 and 2.7 per cent. The average journey price came to €599 (+€1), while the average journey duration shortened by 2.1 per cent to 9.1 days.

From November 2003 to July 2004 Thomas Cook AG generated revenue of €4.8bn, which was 2.5 per cent higher than twelve months previously. It concurrently pushed down the expenses for leisure travel services by 0.9 per cent to €3.7bn. Rising commission payments and higher MRO costs for flight operations were offset largely through falling expenses for hotel services. The gross yield margin improved as a result by 2.6 percentage points to 23.5 per cent.

Of the other cost items, depreciation charges on aircraft decreased owing to the contraction of the Condor fleet, whereas staff costs stayed at the prior-year level. The savings from the reduction on headcount by 6.4 per cent were offset by higher outlays for redundancy payments and retirement benefit obligations.

In the first three quarters of the current business year the Thomas Cook group invested a total of €42m (2003: €172m), mostly in expanding the touristic infrastructure and IT systems. The cash flow from operating activities

was lifted by 39.3 per cent vis-à-vis the previous year to €557m, while net indebtedness was simultaneously cut by 55.8 per cent to €333m.

In the first nine months of the business year 2003/2004 the Thomas Cook group succeeded in almost halving the prior-year loss from operations thanks to higher revenue and above all cost controls. The result from operations (EBITA) improved by €110m to –€121m. For the third-quarter financial statements Thomas Cook already applied the new IFRS-3 Business Combinations which is to be used for Lufthansa's Group accounts from 2005. This necessitated the recognition of scheduled goodwill write-downs with a pro rata volume of –€23m, which pushed down the segment result in the Lufthansa Group's accounts. Based on at-equity valuation it accordingly came to –€142m (2003: –€131m). As the fourth quarter, consisting of the months August, September and October, is traditionally a buoyant period in the leisure travel industry and the group-wide number of bookings in early September was up by 3.9 per cent on the year, the management of Thomas Cook AG is confident that a positive result from operations (EBITA) can be achieved for the current business year.

In the financial year 2003/2004 the top priority has been to cut costs in Germany. The package of measures has been successfully implemented. In addition, agreements have been concluded with most employee groups in Germany that have led to a reduction of staff costs. The negotiations with the pilots' organisation Cockpit are making good headway. The repositioning of Condor has likewise proved successful. Since the introduction of the new concept in May focused on the seat-only segment, 725,000 passengers have booked an individual flight with Condor – 30 per cent more than last year. Between May and September the passenger load-factor of Condor's fleet amounted to 88 per cent on average, which was 3.8 percentage points higher than in the comparable period of last year.

Thomas Cook AG sees a good chance of once again earning a profit before taxes already next year. In the medium term the management will concentrate operations on the group's core business. Peripheral activities are to be sold off, while capital spending and the management's attention are to be focused on the tour operator and airline divisions in the core markets Germany, Austria, United Kingdom, France, Belgium and the Netherlands.

Segment IT Services

Lufthansa Systems Group

		January–September 2004	January–September 2003
Revenue	€m	**458**	447
Segment result	€m	**36**	30
Operating result	€m	**35**	27
EBITDA	€m	**57**	53
Employees as of 30 September		**3,191**	3,172

In the third quarter of 2004 the Lufthansa Systems group maintained its constant good course of business and increased its revenue from January to September by 2.5 per cent. While revenue generated with companies outside the Lufthansa Group rose by 7.5 per cent to €172m due to the takeover of the IT business of DekaBank, internal revenue stagnated at €286m (–0.3 per cent). The Systems group generated total segment income of €478m.

In the period under review the IT segment's expenses grew by 1.6 per cent to €442m. The takeover of staff from DekaBank and the provisions for partial retirement pushed up staff costs by 4.5 per cent. As at 30 September the number of employees was 0.6 per cent higher at 3,191. The cost of materials fell by 12.2 per cent vis-à-vis 2003 owing to restructuring measures.

The Lufthansa Systems group was able to increase its result appreciably between January and September 2004. The segment result came to €36m and thus surpassed last year's comparable figure by €6m, and the operating result was €8m better and reached €35m. A higher operating result than in 2003 is likewise anticipated for the full year.

The Systems group aims to strengthen its international activities also on the production side so as to improve its cost structure and bolster its long-term competitive position.

Service and Financial Companies*

		January–September 2004	January–September 2003
Revenue	€m	–	112
Other segment income	€m	**601**	159
Segment result	€m	**404**	125
Employees as of 30 September		**1,099**	663

**Figures not comparable due to change in group of consolidated companies*

The segment Service and Financial Companies comprises Lufthansa Commercial Holding GmbH, Lufthansa AirPlus Servicekarten GmbH and Lufthansa Flight Training GmbH (from 1 January 2004). The revenue figure shown for last year was earned by START AMADEUS GmbH, which was included in the group of consolidated companies until 28 February 2003. The income from training services (LFT) and the credit card commissions (AirPlus) as well as the income from fixed investments and the proceeds from asset disposals are contained under other segment income. The corresponding outlays are booked under other segment expenses.

The segment result is largely attributable to fixed asset disposals, essentially the sale of a Lufthansa stake (13.2 per cent) in Amadeus Global Travel Distribution which yielded a book profit of €292m. The segment result totals €404m (2003: €125m). The two companies Lufthansa AirPlus and Lufthansa Flight Training contributed €6m and €8m to the segment result. The result for the full year 2004 will likewise distinctly exceed the 2003 figure.

Projections of future developments
This Interim Report contains figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time.
If the assumptions underlying the forecasts should prove erroneous or if potential risks – such as those mentioned in the Risk Report of the Annual Report 2003 – should become reality, the actual results may deviate from current expectations.

Consolidated Income Statement

	Jan–Sep 2004 €m	Jan–Sep 2003 €m	July–Sep 2004 €m	July–Sep 2003 €m
Traffic revenue	9,652	8,541	3,442	3,107
Other revenue	3,071	3,276	1,027	1,138
Revenue	**12,723**	**11,817**	**4,469**	**4,245**
Changes in inventories and work performed by the enterprise and capitalised	55	19	40	5
Other operating income	1,015	1,083	211	187
Cost of materials	-6,068	-5,361	-2,163	-1,827
Staff costs	-3,525	-3,448	-1,131	-1,154
Depreciation and amortisation	-800	-1,023	-271	-441
Other operating expenses	-2,702	-3,085	-873	-894
Profit from operating activities	**698**	**2**	**282**	**121**
Income from investments accounted for using the equity method	-125	-118	30	36
Other income from subsidiaries, joint ventures and associates	27	35	5	14
Net interest	-256	-239	-73	-67
Other financial items	-29	-46	-36	5
Financial result	**-383**	**-368**	**-74**	**-12**
Profit/loss from ordinary activities	**315**	-366	**208**	**109**
Other taxes	-39	-25	-14	-12
Profit/loss before income taxes	**276**	**-391**	**194**	**97**
Income taxes	-110	-13	-68	-112
Result after taxes	**166**	**-404**	**126**	**-15**
Minority interests	-2	-5	-1	-2
Net profit/loss for the period	**164**	**-409**	**125**	**-17**
Basic earnings/loss per share*	**€ 0.36**	**€ -0.89**	**€ 0.27**	**€ -0.03**
Diluted earnings/loss per share*	**€ 0.35**	**–**	**€ 0.27**	**–**

**The basic earnings/loss per share are determined by dividing the net profit/loss for the period by the weighted average number of ordinary shares outstanding during the period under review, based on the increased number of shares following the capital increase. The comparative figures have been adjusted accordingly. The diluted earnings/loss per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002. Group net profit/loss for the period is increased by the amounts spent on the convertible bonds.*

Consolidated Balance Sheet as of 30 September 2004

Assets	30 September 2004 €m	31 December 2003 €m	30 September 2003 €m
Intangible assets	866	953	1,564
Aircraft and spare engines	7,176	6,815	6,749
Other tangible assets	1,403	1,297	1,376
Investments accounted for under the equity method	544	720	785
Other financial assets	732	696	683
Fixed assets	**10,721**	**10,481**	**11,157**
Repairable aircraft spare parts	**426**	**404**	**401**
	11,147	**10,885**	**11,558**
Inventories	384	421	408
Trade receivables	2,004	1,498	1,797
Other receivables and other assets	1,105	929	1,097
Securities	1,413	720	754
Cash and cash equivalents	2,958	2,001	1,837
Current assets	**7,864**	**5,569**	**5,893**
Income tax assets	**202**	**194**	**198**
Prepaid expenses	**66**	**84**	**98**
Total assets	**19,279**	**16,732**	**17,747**

Shareholders' equity and liability	30 September 2004 €m	31 December 2003 €m	30 September 2003 €m
Issued capital	1,172	977	977
Capital reserve	1,366	809	809
Fair value reserves	174	-82	-23
Retained earnings	960	1,933	1,950
Net profit/loss for the period	164	-984	-409
Shareholders' equity	**3,836**	**2,653**	**3,304**
Minority interests	**48**	**43**	**39**
Retirement benefit obligations	4,604	4,327	4,240
Provisions for income taxes	476	332	205
Other provisions and accruals	4,275	3,394	4,064
Provisions and accruals	**9,355**	**8,053**	**8,509**
Long-term borrowings	3,570	3,240	3,426
Trade payables	739	911	831
Other liabilities	1,561	1,622	1,396
Liabilities	**5,870**	**5,773**	**5,653**
Deferred income	**170**	**210**	**242**
Total shareholders' equity and liabilities	**19,279**	**16,732**	**17,747**

Consolidated Statement of Changes in Shareholders' Equity

	Issued capital	Capital reserve	Fair value reserves hedging instru-ments	Fair value reserves other financial assets	Currency trans-lation differ-ences	Retained earnings	Net profit/loss for the period	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Balance on 31 December 2002	**977**	**809**	**105**	**3**	**-66**	**1,580**	**717**	**4,125**
Transfers	–	–	–	–	–	717	-717	–
Dividends	–	–	–	–	–	–	–	–
Net loss for the period	–	–	–	–	–	–	-409	-409
Changes in fair value	–	–	-64	2	–	–	–	-62
Transfers to acquisition cost	–	–	-13	–	–	–	–	-13
Transfers to the income statement	–	–	-54	-2	–	–	–	-56
Other neutral changes	–	–	–	–	-50	-231	–	-281
Balance on 30 September 2003	**977**	**809**	**-26**	**3**	**-116**	**2,066**	**-409**	**3,304**
Balance on 31 December 2003	**977**	**809**	**-87**	**5**	**-120**	**2,053**	**-984**	**2,653**
Transfers	–	–	–	–	–	-984	984	–
Dividends	–	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	–	164	164
Changes in fair value	–	–	179	161	–	–	–	340
Transfers to acquisition cost	–	–	30	0*	–	–	–	30
Transfers to the income statement	–	–	-113	-1	–	–	–	-114
Other neutral changes	195	557	–	–	8	3	–	763
Balance on 30 September 2004	**1,172**	**1,366**	**9**	**165**	**-112**	**1,072**	**164**	**3,836**

below €0.5m

Currency translation differences are disclosed under retained earnings in the balance sheet. The neutral changes in the issued capital and in the capital reserve result from the capital increase amounting to €752m. The other neutral changes in the retained earnings result from the net cost of the capital increase amounting €12m and notably from neutral changes in capital based on valuation at equity.

Note to the Consolidated Cash Flow Statement

The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the period under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated Cash Flow Statement

	January–September 2004 €m	January–September 2003 €m
Cash and cash equivalents on 1 January	**2,001**	**2,453**
Profit/loss before income taxes	276	-391
Depreciation of fixed assets (net of reversals)	807	1,062
Depreciation of repairable aircraft spare parts	25	46
Result from fixed asset disposal	-346	-207
Result from investments accounted for using the equity method	118	110
Net interest	256	239
Income taxes paid	-10	-13
Changes in inventories	37	-11
Changes in receivables, other assets and prepaid expenses	-600	-1
Changes in provisions and accruals	947	712
Changes in liabilities (without borrowings)	-112	-417
Other	17	-41
Cash flows from operating activities	**1,415**	**1,088**
Purchase of tangible assets and intangible assets	-1,163	-535
Purchase of financial assets	-29	-66
Additions to repairable aircraft spare parts	-47	-58
Proceeds from sale of non-consolidated equity investments	431	7
Acquisition of non-consolidated equity investments	-100	-34
Acquisition of consolidated equity investments*	–	-82
Proceeds from disposals of intangible assets, tangible assets and other financial assets**	224	362
Interest received	110	99
Dividends received	42	46
Net cash used in investing activities	**-532**	**-261**
Securities/fixed-term deposits	-692	-171
Net cash used in investing activities and cash investments	**-1,224**	**-432**
Net accrual from capital increase	740	–
Long-term borrowings	483	164
Repayments of long-term borrowings	-209	-972
Other borrowings	-65	-59
Dividends paid	–	-229
Interest paid	-184	-172
Net cash used in financing activities	**765**	**-1,268**
Net increase/decrease in cash and cash equivalents	**956**	**-612**
Effects of exchange rate changes	1	-4
Cash and cash equivalents on 30 September	**2,958**	**1,837**
Securities	1,413	754
Term deposits	0***	0***
Total liquid funds	**4,371**	**2,591**
Net increase/decrease in total liquid funds	1,649	-1,047

**In the first three quarters 2003 less purchased cash and cash equivalents of €2m*
***2004 less disposed cash and cash equivalents of €3m (previous year: €51m)*
****below €0.5m*
Note to the Consolidated Cash Flow Statement see page 18

Further Notes to the Interim Financial Statements

Effects of the changes in the group of consolidated companies
Besides Deutsche Lufthansa AG as the Group's parent company, the consolidated financial statements include all the significant domestic and foreign subsidiaries. The companies newly included in the consolidated accounts for the first nine months of 2004 were Lufthansa Flight Training GmbH, cargo counts GmbH, Jettainer GmbH, Lufthansa Cargo Charter Agency GmbH, time:matters GmbH and MUSA Grundstücks-Verwaltungsgesellschaft mbH Co.KG (all as of 1 January 2004) and Lufthansa Technik Objekt- und Verwaltungsgesellschaft mbH, which was set up on 20 January 2004. Seven companies in the business division Chef Solutions were sold on 8 June 2004 and are included in the consolidated financial statements only up until then. SC Services International Ireland Ltd. was liquidated.

The consolidated Group was additionally expanded vis-à-vis the period January-September 2003 by the incorporation of Lufthansa Technik Aircraft Services Ireland Limited, 41/42 Bartlett (Pty) Ltd., Inflight Catering (Pty) Ltd., Giulietta Aircraft Leasing Limited and three companies that were newly consolidated only at the end of 2003 (AirLiance Materials LLC plus two real estate companies). Furthermore, 32 companies in the Catering segment were merged with other units and three other companies were liquidated in the second half of 2003.

The following tables show the main consequences of the changes in the group of consolidated companies in the year 2004.

Balance Sheet

	Group **30 September 2004** €m	of which from changes in the group of consolidated companies 1st–3rd quarter 2004 €m
Fixed assets	10,721	47
Current assets	8,558	21
Balance sheet total	19,279	68
Shareholders' equity	3,836	7
Minority interests	48	0*
Provisions and accruals	9,355	58
Long-term debt	3,570	7
Other liabilities	2,470	– 4

**below €0.5m*

Income Statement

	Group **January–September 2004** €m	of which from changes in the group of consolidated companies compared with 3rd quarter 2003 €m
Revenue	12,723	46
Operating income	13,793	74
Operating expenses	– 13,095	– 58
Profit from operating activities	698	16
Financial result	– 383	– 17
Profit from ordinary activities	315	– 1
Taxes and minority interests	– 151	0*
Net profit for the year	164	– 1

**below €0.5m*

Contingencies and events occuring after the balance sheet date

Contingent liabilities	**30 September 2004** €m	31 December 2003 €m
from guarantees, bills and cheque charges	756	771
from warranty agreements	991	970
from collateralisation of third-party liabilities	3	3

Various provisions with a total potential effect on the financial result of €215m for subsequent years were not set up owing to the small likelihood of their being utilised. The corresponding figure at end-2003 was €166m.

Of the contingent asset specified in the full-year consolidated financial statements for 2003 in connection with the sale of an equity interest amounting to €30m, €2m has been realised so far in 2004 and duly recognised in the cash flow and income statements. The remaining contingent asset was recalculated and now amounts to €25m for the subsequent years.

€47m accrued in the first nine months of 2004 from three aircraft sales that were already contractually agreed at the end of 2003. This resulted in book profits of €23m. Further sales proceeds of €16m and book profits of €8m will probably be realised in 2004 from one further firmly contracted aircraft sale up to the end of 2003 and two others in 2004 as well as a preliminary agreement on the sale of a building.

Procurement obligations of €3.0bn existed at the end of September 2004 concerning investments in tangible and intangible fixed assets. In the full-year consolidated financial statements for 2003 the corresponding figure was €3.9bn.

Issued capital

The Annual General Meeting held on 16 June 2004 authorised the Executive Board until 15 June 2009 to increase the issued capital by €25 million with the approval of the Supervisory Board by issuing new registered shares to employees against a contribution in cash. Shareholders' subscription rights are excluded. The previous identical authorisation expired on 15 June 2004.

Asset and financial position in the first three quarters of 2004

The asset and financial position at the end of the third quarter of 2004 was influenced notably by the capital increase carried out in June 2004 and, to a small extent, by the changes in the group of consolidated companies.

The Group's asset total at the end of the third quarter of 2004 was €19.3bn; this was 15.2 per cent or €2.5bn higher than the corresponding figure at end-2003. This increase was due almost entirely (€2,295m) to current assets, with the fixed asset total growing by only €240m. The companies newly consolidated in the course of 2004 contributed €47m to the increase in fixed assets and €68m to total asset growth. Whereas the rise in fixed assets was largely due to the addition of aircraft and spare engines, the expansion of current assets was fuelled by an increase of €682m in receivables and of €1,650m in liquid funds and securities. The capital increase carried out in the second quarter yielded €740m net.

€565m of the liquid funds were invested in the third quarter in equity and bond-based funds, which are jointly managed in a master fund. At the end of the financial year the fund's assets are to be assigned to a trustee,

the Lufthansa Pension Trust. This transfer to an independent custodian will give the employees an additional safeguard for their company pension entitlements in line with international standards.

On the liabilities side the equity total improved further by €1,183m of which €740m resulted from the capital increase carried out in June and €256m was attributable to the positive change in the market values of financial instruments. The equity ratio rose to 19.9 per cent compared with 15.9 per cent at end-2003.

The increase in the result before income tax by €667m to €276m (2003: loss of €391m) meant that the cash flow from operating activities likewise rose appreciably. It amounted to €1,415m and was 30.1 per cent or €327m higher than last year's comparable figure of €1,088m. The book profits of €292m contained in the result from the sale of the equity stake in Amadeus are assigned to investing activities. The working capital was virtually unchanged and contributed €289m to the cash flow (2003: €244m).

€532m of the cash flow from operating activities was expended on asset acquisitions while a further €692m was invested in securities, of which €565m for the Lufthansa Pension Trust. The capital expenditure of €1,292m, of which €987m was spent on purchases of and advance payments on aircraft, was partly offset by received interest and dividends as well as proceeds from the sale of the equity stake in Amadeus (€394m), aircraft sales (58m) and the disposal of Chef Solutions (€72m). The free cash flow thus came to €191m.

Financing activities, i.e. especially the capital increase, borrowings in connection with the conclusion of finance leasing agreements, scheduled redemptions and interest payments, resulted in a net inflow of €765m for the Group, so that its cash resources grew by €956m altogether.

At the end of the third quarter of 2004 the liquid funds exceeded the financial liabilities recorded on the balance sheet by €791m; at the end of 2003 the balance sheet had shown net indebtedness of €591m. As at 30 September 2004 Lufthansa's gearing, including its retirement benefit obligations, came to 99.4 per cent as against 185.4 per cent at the end of 2003.

Changes on the Executive and Supervisory Boards

On 15 June Lufthansa's Supervisory Board extended the contract of Executive Board member Stefan Lauer (49) by a further five years until 30 April 2010. Stefan Lauer is responsible on the board for aviation services and human resources.

Ilona Ritter, union secretary of the trade union ver.di, asked to be relieved of her Supervisory Board duties with effect from 30 June. Steffen Kühhirt, likewise union secretary of ver.di, was appointed by the district court of Cologne as her successor on Lufthansa's Supervisory Board with effect from 9 September 2004.

Segment Reporting Lufthansa Group January–September 2004

Business segment information January–September 2004 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics**[1] Lufthansa Logistics group	**MRO**[1] Lufthansa Technik group	**Catering**[2] LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**[3]	Segment total
External revenue	8,109	1,776	1,230	1,436	–	172	–	12,723
– of which traffic revenue	7,950	1,702	–	–	–	–	–	9,652
Inter-segment revenue	353	9	1,017	376	–	286	–	2,041
Total revenue	8,462	1,785	2,247	1,812	–	458	–	14,764
Other segment income	520	83	108	83	– 142	20	601	1,273
– of which from investments accounted for using the equity method	– 2	7	4	10	– 142	–	– 3	– 126
Cost of materials	4,681	1,187	1,116	831	–	36	14	7,865
Staff costs	1,598	256	689	769	–	164	53	3,529
Amortisation and depreciation	488	84	73	129	–	21	13	808
– of which impairments	2	1	–	–	–	–	–	3
Other operating expenses	1,898	328	306	295	–	221	117	3,165
Segment results	**317**	**13**	**171**	**– 129**	**– 142**	**36**	**404**	**670**
– of which from investments accounted for using the equity method	– 2	7	4	10	– 142	–	– 3	– 126
Segment assets	8,191	1,385	1,884	1,408	199	192	3,125	16,384
– of which from investments accounted for using the equity method	182	7	83	69	199	–	4	544
Segment liabilities	7,252	648	1,368	786	–	220	1,422	11,696
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	923	133	61	32	–	34	122	1,305
– of which from investments accounted for using the equity method	53	–	0*	2	–	–	–	55
Other significant non-cash items	–20	1	– 1	10	–	4	1	– 5
Average number of employees	34,691	5,063	18,113	30,606	–	3,169	1,136	92,778

*below €0.5m
[1] Due to changes in the group of consolidated companies, the comparability of previous year's figures is limited
[2] Due to the disposal of Chef Solutions the comparability of previous year's figures is limited
[3] Due to the deconsolidation of START AMADEUS GmbH as from 28 February 2003 and the first-time consolidation of Lufthansa Flight Training GmbH from 1 January 2004 previous year's figures are not comparable

Business segment information January–September 2003 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**	Segment total
External revenue	7,153	1,583	1,191	1,649	–	160	81	11,817
– of which traffic revenue	6,982	1,559	–	–	–	–	–	8,541
Inter-segment revenue	321	10	957	357	–	287	31	1,963
Total revenue	7,474	1,593	2,148	2,006	–	447	112	13,780
Other segment income	836	106	97	95	–131	18	159	1,180
– of which from investments accounted for using the equity method	–14	3	3	4	–131	–	17	–118
Cost of materials	4,028	1,031	1,073	880	–	41	10	7,063
Staff costs	1,512	244	649	854	–	157	35	3,451
Amortisation and depreciation	534	86	68	308	–	23	25	1,044
– of which impairments	15	–	–	150	–	–	18	183
Other operating expenses	2,242	326	325	349	–	214	76	3,532
Segment results	**–6**	**12**	**130**	**–290**	**–131**	**30**	**125**	**–130**
– of which from investments accounted for using the equity method	–14	3	3	4	–131	–	17	–118
Segment assets	7,584	1,422	2,019	2,335	296	187	944	14,787
– of which from investments accounted for using the equity method	195	7	61	75	296	–	151	785
Segment liabilities	6,925	595	1,318	949	–	244	410	10,441
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	385	9	45	115	–	41	50	645
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Other significant non-cash items	101	8	11	16	–	0*	0*	136
Average number of employees	35,058	5,144	17,786	32,789	–	3,105	835	94,717

below €0.5m

Reconciliation of segment information with consolidated figures in €m:

	Segment total January–September 2004	2003	Reconciliation January–September 2004	2003	Group January–September 2004	2003
External revenue	12,723	11,817	–	–	12,723	11,817
– of which traffic revenue	9,652	8,541	–	–	9,652	8,541
Inter-segment revenue	2,041	1,963	– 2,041	– 1,963	–	–
Total revenue	14,764	13,780	– 2,041	– 1,963	12,723	11,817
Other revenue	1,273	1,180	– 203	– 78	1,070	1,102
– of which from investments accounted for using the equity method	– 126	– 118	126	118	–	–
Cost of materials	7,865	7,063	– 1,797	– 1,702	6,068	5,361
Staff costs	3,529	3,451	– 4	– 3	3,525	3,448
Amortisation and depreciation	808	1,044	– 8	– 21	800	1,023
– of which impairments	3	183	–	– 18	3	165
Other operating expenses	3,165	3,532	– 463	– 447	2,702	3,085
Result	**670**	**– 130**	**28**	**132**	**698**	**2**
– of which from investments accounted for using the equity method	– 126	– 118	126	118	–	–
Assets	16,384	14,787	2,895	2,960	19,279	17,747
– of which from investments accounted for using the equity method	544	785	–	–	544	785
Liabilities	11,696	10,441	3,699	3,963	15,395	14,404
– of which from investments accounted for using the equity method	–	–	–	–	–	–

Geographical segment information January–September 2004 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	6,679	1,134	207	1,301	134	197	–	9,652
Other operating revenue	1,390	945	75	461	139	61	0*	3,071
Total revenue	8,069	2,079	282	1,762	273	258	0*	12,723

**below €0.5m*
[1]traffic revenue is allocated by original place of sale

Geographical segment information January–September 2003 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue[1]	5,923	1,029	165	1,129	113	182	–	8,541
Other operating revenue	1,419	1,150	84	397	161	65	0*	3,276
Total revenue	7,342	2,179	249	1,526	274	247	0*	11,817

**below €0.5m*
[1]traffic revenue is allocated by original place of sale

Group Fleet

Number of commercial aircraft of Lufthansa German Airlines (LH), Lufthansa CityLine (CLH), Lufthansa Cargo (LCAG) and Air Dolomiti (EN) as of 30 September 2004

Manufacturer/Type	Group fleet	thereof Finance/ Operating Lease	Operator			
			LH	CLH	LCAG	EN
Airbus A300	15	1	15	–	–	–
Airbus A310	6	–	6	–	–	–
Airbus A319	20	–	20	–	–	–
Airbus A320	36	–	36	–	–	–
Airbus A321	26	2	26	–	–	–
Airbus A330	8	5	8	–	–	–
Airbus A340	40	2	40	–	–	–
Boeing 737	65	2	65	–	–	–
Boeing 747	38	2	33	–	5	–
Boeing 767	1	1	1	–	–	–
Boeing MD-11F	19	–	–	–	19	–
Canadair Regional Jet*	72	16	4	63	–	5
ATR	16	13	–	–	–	16
Avro RJ85	18	13	–	18	–	–
Total	**380**	**57**	**254**	**81**	**24**	**21**

**4 Canadair Jets owned by Lufthansa are currently leased to Eurowings*

Financial Data

2005

23 March	Press Conference and Analysts' Conference on 2004 result
11 May	Release of Interim Report January–March 2005
25 May	Annual General Meeting Cologne
10 August	Release of Interim Report January–June 2005
10 November	Press Conference and Analysts' Conference on Interim Report January–September 2005

The 3rd Interim Report 2004 is a translation of the original German Lufthansa 3. Zwischenbericht Januar–September 2004. Please note that only the German version is legally binding.

Latest financial information on the Internet:

http://www.lufthansa-financials.com

For further information please contact:
Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2-6
50679 Cologne
Tel.: +49 221 826-24 44 or +49 69 696-9 43 56
Fax: +49 221 826-22 86 or +49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Erika Laumer
Ralph Link
Axel Pfeilsticker
Lufthansa Basis
60546 Frankfurt/Main
Tel.: +49 69 696-2 86 89
+49 69 696-64 70
+49 69 696-9 09 97
Fax: +49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports are available via our Internet order service or from:

Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Str. 2-6
50679 Cologne
Tel.: +49 221 826-39 92
Fax: +49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de

Deutsche Lufthansa Aktiengesellschaft
Registered office: Cologne
Entered in the Commercial Register of Cologne
District Court under HRB 2168

Chairman of the Supervisory Board:
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber

Executive Board:
Wolfgang Mayrhuber (Chairman)
Dr. Karl-Ludwig Kley
Stefan Lauer

Printed in the Federal Republic of Germany
CGN IR/04

► Investor Info

► Traffic Figures

Investor Info

Change in capacity utilisation in October 2004 compared with previous year


80
75
% 70
65
60
2004
2003
PassengerLF
CargoLF
GroupLF

Further two-digit growth in passenger and cargo figures

The Lufthansa passenger airlines flew 13.2 per cent more passengers in October 2004, raising the month's total to 4.8 million. Capacity was up by 14.7 per cent, sales by 14.8 per cent. The passenger load factor of 76.2 per cent (+0.1pp) remained on a par with the previous year's level. The highest growth rate came in the Asia/Pacific traffic region: The passenger count rose by 24.6 per cent, sales by 23.0 per cent, capacity utilisation reached 83.2 per cent (- 0.4pp). Passenger numbers in the Americas were up by 9.7 per cent and sales by 13.9 per cent; the passenger load factor improved by 1.3 percentage points to 79.8 per cent. Passenger traffic in Europe grew 13.3 per cent and sales by 12.8 per cent; utilisation slipped slightly to 67.1 per cent (-0.6pp). Business was weakest in the Middle East/Africa: Sales failed to budge from the year-ago level (+0.2 per cent), increased capacity (+ 6.8 per cent) was not taken up by the market, the load factor dipped by 4.6 points to 69.9 per cent.

Lufthansa Cargo remained on the growth path; transported tonnage was up by 13.9 per cent to 164,000 tonnes and sales by 13.8 per cent. The load factor reached 67.8 per cent (+0.3pp). The best figures were returned in the Americas, where tonnage transported soared by 29.0 per cent and sales by 18.8 per cent. Utilisation improved in all intercontinental traffic regions, most of all in the Asia/Pacific with 74.4 per cent (+1.1pp).

Overall production (passenger and freight business) climbed by 15.0 per cent to 2.4 billion tonne-kilometres and sales by 14.4 per cent to 1.7 billion tonne-kilometres. Capacity utilisation at 72.0 per cent remained marginally lower (-0.4pp) than the year-earlier level.

Cargo airline founded in China

Lufthansa Cargo (25% stake) and the Chinese carrier Shenzhen Airlines (51%), partnered by DEG - Deutsche Investitions- und Entwicklungsgesellschaft (24%), founded a joint-venture cargo airline on 21 October. Jade Cargo International, based in Shenzhen, will operate two Airbus A300-600 freighters to destinations in China as well as others in India, Malaysia, Singapore and Thailand. The new carrier is the first Chinese airline with foreign stakeholders.

Lufthansa Technik lands major order in USA

Spirit Airlines, the largest privately held US carrier, signed a Total Component Support contract with Lufthansa Technik on 29 October. In the next 15 years Spirit Airlines and LHT will cooperate on the component management of Spirit Airlines' fleet of Airbus A320 which will grow from four to 39 over the next five years. The deal is the first of its kind for LHT with an American airline.

Blue1 the first regional airline in the Star Alliance
The Finnish regional carrier Blue1 became a member of the Star Alliance on 31 October. Blue1, a subsidiary of SAS, operates more than 110 flights, daily.

Codesharing with Air India
On October 31, Lufthansa and Air India began codesharing on all flights between Germany and India in the first phase of their cooperation agreement. In the next phase, more flights will be laid on to Bangalore and new services introduced to Hyderabad.

Please note:
The next Investor Info with the traffic figures for November 2004 will be published on 9 December 2004.

The **3rd Interim Report** with the result for the period January-September 2004 will be published on 11 November. From 10 am on that date it will also be available on the Internet.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-mail: investor.relations@dlh.de

9 November 2004

Traffic Figures

Lufthansa Passenger Business Group*	**October 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Passengers in 1,000	4,764	+ 13.2	43,388	+ 12.7
Available seat-kilometres (mio)	12,680	+ 14.7	119,040	+ 14.3
Revenue pax-kilometres (mio)	9,660	+ 14.8	88,724	+ 16.0
Passenger load factor (per cent)	76.2	+ 0.1P.	74.5	+ 1.1P.
Number of Flights	55,369	+ 24.4	522,874	+ 19.7

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**October 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Cargo/mail in 1,000 tonnes	164	+ 13.9	1,444	+ 11.3
Available Cargo tonne-km (mio)	1,093	+ 13.3	9,876	+ 9.6
Revenue Cargo tonne-km (mio)	741	+ 13.8	6,552	+ 12.9
Cargo load-factor (%)	67.8	+ 0.3P.	66.3	+ 1.9P.
Number of Flights	2,617	+ 25.9	20,913	+ 6.7

Lufthansa Group	**October 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Available tonne-kilometres (mio)	2,379	+ 15.0	21,790	+ 12.1
Revenue tonne-kilometres (mio)	1,714	+ 14.4	15,490	+ 14.7
Overall load factor (per cent)	72.0	- 0.4P.	71.1	+ 1.6P.
Number of Flights	57,986	+ 24.5	543,787	+ 19.2

Europe (incl. Germany)	**October 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Passengers in 1,000	3,724	+ 13.3	33,680	+ 11.7
Available seat-kilometers (mio)	3,766	+ 13.9	35,391	+ 9.6
Revenue pax-kilometers (mio)	2,525	+ 12.8	22,915	+ 11.1
Passenger load-factor (%)	67.1	- 0.6P.	64.7	+ 0.9P.
Cargo/mail in 1.000 tonnes	68	+ 9.8	620	+ 10.8
Available Cargo tonne-km (mio)	126	+ 32.2	1,134	+ 19.6
Revenue Cargo tonne-km (mio)	48	+ 19.4	438	+ 19.6
Cargo load-factor (%)	38.3	- 4.1P.	38.6	- 0.1P.

America (North & South)	**October 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Passengers in 1,000	555	+ 9.7	5,163	+ 11.6
Available seat-kilometers (mio)	4,938	+ 12.0	45,646	+ 11.7

Revenue pax-kilometers (mio)	3,942	+ 13.9	36,357	+ 14.0
Passenger load-factor (%)	79.8	+ 1.3P.	79.7	+ 1.7P.
Cargo/mail in 1.000 tonnes	46	+ 29.0	374	+ 14.2
Available Cargo tonne-km (mio)	412	+ 16.2	3,593	+ 8.9
Revenue Cargo tonne-km (mio)	288	+ 18.8	2,457	+ 12.1
Cargo load-factor (%)	69.8	+ 1.5P.	68.4	+ 2.0P.

Asia/Pacific	**October 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Passengers in 1,000	334	+ 24.6	2,997	+ 26.7
Available seat-kilometers (mio)	3,093	+ 23.7	29,184	+ 26.5
Revenue pax-kilometers (mio)	2,575	+ 23.0	23,068	+ 26.0
Passenger load-factor (%)	83.2	- 0.4P.	79.0	- 0.4P.
Cargo/mail in 1.000 tonnes	40	+ 7.4	363	+ 8.5
Available Cargo tonne-km (mio)	483	+ 8.7	4,428	+ 8.7
Revenue Cargo tonne-km (mio)	359	+ 10.3	3,212	+ 12.4
Cargo load-factor (%)	74.4	+ 1.1P.	72.5	+ 2.4P.

Middle East & Africa	**October 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Passengers in 1,000	150	+ 2.3	1,527	+ 17.6
Available seat-kilometers (mio)	882	+ 6.8	8,786	+ 12.9
Revenue pax-kilometers (mio)	617	+ 0.2	6,363	+ 13.7
Passenger load-factor (%)	69.9	- 4.6P.	72.4	+ 0.5P.
Cargo/mail in 1.000 tonnes	9	+ 8.9	87	+ 15.2
Available Cargo tonne-km (mio)	72	+ 2.0	720	+ 4.7
Revenue Cargo tonne-km (mio)	46	+ 7.2	444	+ 14.5
Cargo load-factor (%)	63.7	+ 3.1P.	61.7	+ 5.3P.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

9 November 2004